As filed with the Securities and Exchange Commission on February 9, 2010

File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO
SECTION 3(b)(2) OF THE
INVESTMENT COMPANY ACT OF 1940

SEACO LTD.

Communications, Notice and Order to:

Jonathan Adams

Chief Executive Officer
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX
Bermuda

Copies of Communications, Notice and Order to:

Scott A. Moehrke, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654
(312) 862-2000

Dated as of February 9, 2010

This Application (including exhibits) consists of 73 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEACO LTD.	)
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22 VICTORIA STREET	)
P.O. BOX HM 1179)
HAMILTON HM EX	)
BERMUDA	)
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File No.	)

APPLICATION FOR AN ORDER PURSUANT TO
SECTION 3(b)(2) OF THE
INVESTMENT COMPANY ACT OF 1940

I.              INTRODUCTION

SeaCo Ltd. (“SeaCo” or “Applicant”) requests an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant is “primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities” and, therefore, is not an “investment company” within the meaning of the Act.  The order requested will permit Applicant, acting in the manner described in this Application, to continue to be primarily engaged in the shipping container leasing business directly or through its subsidiaries, including a joint venture, as described below, without being subject to the provisions of the Act.  Applicant is not an “investment company” within the meaning of the Act, for reasons discussed in part IV below.

Terms used in this Application that are defined in Section 2 of the Act, or in the rules promulgated thereunder, have the meanings assigned to them in such section or rules.  References below to any specified percentage ownership of shares or other interest in an entity mean ownership of the specified percentage of the entity’s outstanding voting securities.

Applicant, a Bermuda company, was formed on August 22, 2008 to own and operate a shipping container leasing business throughout the world.  Since it commenced business on February 11, 2009 (as described below), it has continuously been engaged in that business.  Applicant owns a fleet of shipping containers (and, to a lesser degree, land containers and chassis) and also conducts business through a joint venture, GE SeaCo SRL (“GE SeaCo”), with General Electric Capital Corporation (“GECC”).  GE SeaCo is an operating company engaged in the business of leasing marine containers to ocean carriers and shippers and leasing certain land containers.

II.            STRUCTURE AND CONTROL OF APPLICANT’S BUSINESS

On October 15, 2006, Sea Containers Limited (“SCL”), Sea Containers Caribbean Inc. (“SCC”), and Sea Containers Services Ltd. (“SCSL”, together with SCL and SCC, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code.  On October 17, 2006, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order directing the joint administration and procedural consolidation of these chapter 11 cases.

SCL was the ultimate parent of a group of affiliated companies that included the other Debtors, as well as more than 100 non-debtor, wholly-owned foreign and U.S. subsidiaries (collectively, the “Company”).  Originally, the Company operated as a marine container company, leasing container ships and cargo containers to ocean carriers and shippers worldwide.  Beginning in the late 1970s, the Company diversified its operations and engaged in a wide variety of other businesses.  As part of its restructuring efforts, the Company disposed of substantially all of these other businesses.  SCL is not and was not a “special situation” investment company (i.e., a company which takes a controlling position in other issuers primarily for the purpose of making a profit in the sale of the controlled company’s securities).

The Formation of GE SeaCo and the Various Container Fleets

In 1998, SCL and GECC (through its subsidiaries, GE Capital Container SRL (“GE Capital Container”) and Genstar)(1) formed GE SeaCo as a joint venture, organized under Barbados law, to engage in the business of leasing marine and land containers.  Currently, GE SeaCo is one of the four largest container lessors in the world with a fleet of owned and managed containers of approximately 930,000 twenty-foot equivalent units.

The terms formally establishing GE SeaCo were set forth in an Omnibus Agreement, dated March 19, 1998, signed by SCL, GE SeaCo, Genstar, and GE Capital Container (the “Omnibus Agreement”).  The Omnibus Agreement provided for GE SeaCo to manage the parties’ combined container fleets.

As contemplated by the Omnibus Agreement, the parties subsequently entered into several additional agreements that further defined and implemented the joint venture, including a Members’ Agreement between SCL and GE Capital Container (the “Members’ Agreement”) and a Services Agreement between SCSL, GE SeaCo and GE SeaCo Services Ltd.  Among other things, the Members’ Agreement contained detailed

(1) The GECC containers operated and managed by GE SeaCo are owned by Genstar, while GECC’s interest in GE SeaCo is held by GE Capital Container and GE Capital Container Two SRL.  Reference herein to GECC shall include GECC, GE Capital Container, GE Capital Container Two SRL, and/or Genstar as the context requires.

provisions regarding the transfer of quotas (i.e., equity securities in the company) by the joint venture partners, selection and composition of the GE SeaCo board of managers (the “GE SeaCo Board”), and arbitration of certain disputes among the parties.

Pursuant to the various arrangements between the parties, SCL, through its non-debtor, wholly-owned subsidiary Quota Holdings 2, Ltd. (“Quota”), owned 50% of the outstanding voting securities of GE SeaCo (the Class A Quotas of GE SeaCo) which have been transferred to Applicant.(2)  Until the spring of 2006, this ownership interest provided SCL with the right to appoint four out of the eight members of the GE SeaCo Board.  GECC, which owned the remaining 50% of GE SeaCo’s outstanding voting securities, also had the ability to appoint four members of the eight-member GE SeaCo Board.  SCL also owned 30% of the Class B Quotas and certain Class E Quotas, non-voting securities of GE SeaCo, which have also been transferred to Applicant.(3)

The 2005-2006 Arbitration

Starting on March 29, 2005, GECC, acting on behalf of GE SeaCo, sent notices of default to SCL alleging defaults under various of the joint venture agreements and arrangements.  On April 13, 2006, due to GE SeaCo’s historic failure to pay all rent due under certain agreements, GECC exercised its right to expand the GE SeaCo Board to

(2) Prior to October 2006 the Class A Quotas of GE SeaCo were directly owned by SCL.

(3) In total, GE SeaCo originally issued five classes of quotas, which are securities issued by GE SeaCo representing shares of ownership in GE SeaCo, as follows: 6,000 Class A Quotas, 6,000 Class B Quotas, 1 Class C Quota, 200,002 Class D Quotas and 200,002 Class E Quotas.  The Class D Quotas were redeemed in May 1999 and therefore no Class D Quotas remain outstanding.  GECC held the only Class C Quota, and SCL held a majority (100,002) of the Class E Quotas.  As the holder of the Class C Quota, GECC was permitted to elect an additional manager to the GE SeaCo Board upon the occurrence of certain events.  As further discussed herein, GECC exercised its right as the Class C Quotaholder to appoint an additional Board manager in April 2006, due, in part, to GE SeaCo’s failure to pay the full contractual rent under the leasing arrangements.  As the majority holder of the Class E Quotas, SCL also had the right to appoint an additional manager to the GE SeaCo Board upon the bankruptcy or insolvency of GECC and Applicant retained that right.

nine managers and appoint an additional GECC representative to fill the additional seat.(4)  Following arbitration in 2005 and 2006, GE SeaCo has been operated as a stand-alone company, with GECC-designated members comprising the majority of the GE SeaCo Board, but with SCL holding four of nine GE SeaCo Board seats.

Changes to the Joint Venture Agreement in Connection with Chapter 11 Claims Arbitrations

The joint venture partners were involved in an arbitration in connection with the chapter 11 case.  Following this arbitration, in 2008, SCL, for itself and its subsidiaries, and GECC, for itself and its subsidiaries, entered into the “Framework Agreement.”(5)  The Framework Agreement set out changes to the GE SeaCo governing agreements that streamlined and updated GE SeaCo’s governance and operations.  These changes included certain information and reporting obligations that provide the Debtors and their creditors with better visibility into GE SeaCo’s operating and financial performance and fostered the liquidity of post-reorganization securities, and retention by GECC of its right to appoint a ninth manager to the GE SeaCo Board.

Consistent with the agreement reached among the parties in the Framework Agreement, Applicant was formed as a wholly-owned subsidiary of SCL in Bermuda.  In connection with the consummation of SCL’s plan of reorganization, SCL transferred its container assets to Applicant.  Those container assets consisted of (i) SCL’s interest in

(4) GECC permanently retains this right to appoint a fifth manager subject to limited exceptions set forth in the Amended and Restated Members’ Agreement dated as of February 10, 2009 by and among Sea Containers Ltd., Quota Holdings Ltd., SeaCo Ltd., SeaCo Finance Ltd., Quota Holdings 2 Ltd., GE Capital Container SRL, and GE Capital Container Two SRL (the “Amended and Restated Members’ Agreement”).

(5) The Framework Agreement was executed on May 1, 2008 and approved by the Bankruptcy Court on June 4, 2008.

GE SeaCo, (ii) one or more wholly-owned subsidiary or special purpose entities holding the owned containers, (iii) SCL’s interest in GE SeaCo America LLC (“GE SeaCo America”)(6) (held through Sea Containers America, Inc., SCL’s wholly-owned subsidiary), and (iv) related intellectual property and causes of action.

In August 2008, a Master Transaction Agreement was entered into by and among GE SeaCo, GE SeaCo America, SCL, SCSL, Quota Holdings Ltd., Sea Containers SPC Ltd. (“SC SPC”), Sea Containers America, Inc. (“SC America”), GECC, Genstar Container Corporation, GE Capital Container, and GE Capital Container Two SRL.  The Master Transaction Agreement set out a blueprint for the consummation of the transactions contemplated thereunder (the “Closing”), and appended to it were the forms of other settlement documents to be signed at the Closing.  Among these agreements was a form of Amended and Restated Members’ Agreement.  The Master Transaction Agreement was subsequently amended on November 21, 2008, and on November 24, 2008, the Bankruptcy Court confirmed the chapter 11 plan of reorganization for SCL and its affiliated debtors.  The Bankruptcy Court also approved a number of agreements, including the form of Amended and Restated Members’ Agreement.

Emergence from Chapter 11 Proceedings; Post-Emergence Structure and Business

Applicant emerged from chapter 11 proceedings on February 11, 2009.  In connection with Applicant’s emergence from chapter 11 proceedings, Amendment No. 2

(6) SCL’s interest in GE SeaCo America was transferred to Applicant.  GE SeaCo America is a subsidiary of Applicant incorporated in the United States, but Applicant only operates less than 3% of its shipping container business through GE SeaCo America.  Rather, GE SeaCo America employs a United States staff who handle operations, leasing and end-of-useful-life disposal of certain United States based containers for GE SeaCo.

to the Master Transaction Agreement was executed, as was the Amended and Restated Members’ Agreement.  The Amended and Restated Members’ Agreement supersedes the Members’ Agreement.  It provides for GECC’s continuing right to a fifth manager on the GE SeaCo Board and gives Applicant additional rights to receive information regarding GE SeaCo.  In addition, the Amended and Restated Members’ Agreement contains new supermajority voting provisions requiring the vote of seven of the nine members of the GE SeaCo Board (i.e., at least two of the members appointed by Applicant are required to vote in favor of certain actions).  Actions that require the vote of seven members of the GE SeaCo Board include the selection of auditors, the seconding of employees to GE SeaCo from GECC and its affiliates, the conversion of GE SeaCo to a new corporate form, the issuance of additional capital stock of GE SeaCo, and the application of contractually specified drag along rights to quota transfers.

As of Applicant’s emergence from chapter 11 proceedings, Applicant had the following wholly-owned subsidiaries:  SeaCo Finance Ltd., a Bermuda limited company (“SC Finance”); SC America, a Delaware corporation; Quota, a Bermuda limited company; SC SPC, a Bermuda limited company; and SeaCo Services Limited, a UK limited company (“Services”).  SC Finance is Applicant’s direct wholly-owned subsidiary through which it finances the activities of Applicant’s other subsidiaries and collects revenues received from Applicant’s other subsidiaries.  Through SC Finance, Applicant wholly owns each of SC America, Quota, SC SPC, and Services.(7)

(7) Applicant indirectly owns all economic interests in Quota, SC SPC, SC America, and Services.  However, per the requirements of the exit financing in connection with the chapter 11 proceedings, each of Quota and SC SPC have a “special share” owned by AMACAR Investments LLC (“AMACAR”), an unrelated company that provides an independent director service to entities emerging from bankruptcy.  The special share will allow AMACAR to appoint an independent director to each of these subsidiaries; such independent director must vote in favor of any action to file for bankruptcy, insolvency, or similar proceeding.  Without this vote, the companies may not so file.  This independent director is required to consider the best interests of the secured lender of the exit financing in discharging his or her fiduciary duties.

SC America owns a 50% membership interest in GE SeaCo America, a Delaware limited liability company, which employs a limited U.S. staff who handle operations, leasing and end-of-useful-life disposal of certain U.S. based container assets.  Quota is the entity through which Applicant holds its equity ownership in GE SeaCo, the business and management of which is discussed in detail herein.  SC SPC owns a substantial number of shipping containers that it leases to ocean carriers; SC SPC either leases the containers directly to GE SeaCo or to other third parties via arrangements made by GE SeaCo.  Services provides various administrative services to other entities within the SeaCo group.  With the possible exception of SC Finance, Quota, and SC America, SeaCo’s subsidiaries do not rely on Section 3(c)(1) or Section 3(c)(7) for an exemption from registration under the Act.(8)

SCL will remain in existence until such time as it is able to complete the sale of its remaining assets, take the actions necessary to extract the cash proceeds from its non-debtor subsidiaries and distribute those proceeds in repayment of the loan from Applicant

(8) SC Finance and Quota may rely on Section 3(c)(1) of the Act because they are the entities through which SeaCo holds its interest in GE SeaCo, which interest (as discussed herein) may be deemed investment securities.  SC America may also rely on Section 3(c)(1) of the Act because it is the entity through which SeaCo owns a 50% economic interest in GE SeaCo America.  As is the case with GE SeaCo, GECC has the right to appoint an extra director to the board of GE SeaCo America.  For this reason, the interest in GE SeaCo America held by SC America may be considered investment securities, and it may be the case that this interest constitutes more than 40% of SC America’s assets.

and for the benefit of creditors under the plan of reorganization.(9)  After this occurs, SCL will be wound up under Bermuda law.

Applicant’s Interest in GE SeaCo

Applicant is not a passive investor in GE SeaCo.  Just as SCL historically operated its shipping container leasing business through GE SeaCo, so too does Applicant.  Applicant’s primary business is the owning, management, and leasing of shipping containers to ocean carriers throughout the world.  Consistent with its activities prior to the formation of Applicant, GE SeaCo manages and leases containers owned by Applicant’s wholly-owned subsidiaries, SC SPC and SC America, although Applicant has significant contractual rights over how these containers are managed and leased.  GE SeaCo also manages and leases containers owned by GECC-related entities.  In addition to its responsibility for leasing and re-leasing the equipment to ocean carriers, GE SeaCo disposes of the containers at the end of their useful economic life, under Applicant’s direction.

As further explained below, because of its approximately 50% ownership of GE SeaCo’s outstanding voting securities and the rights Applicant enjoys under the GE SeaCo governing documents, including the Amended and Restated Members’ Agreement, and the Master Transaction Agreement (as amended), Applicant “controls” GE SeaCo as that term is defined in Section 2(a)(9) of the Act.  Applicant is not seeking a Commission order that it in fact controls GE SeaCo.  Instead, the following discussion of

(9) In connection with the exit from bankruptcy and the repayment of the debtor in possession loans, Applicant provided bridge financing to SCL (to be repaid with the cash that SCL extracts from its subsidiaries) to enable SCL to borrow funds from a third party lender for such purpose.

Applicant’s control position in and active participation in the management and affairs of GE SeaCo is included to support Applicant’s contention that Applicant is primarily engaged in a business directly and through GE SeaCo (and other controlled subsidiaries) other than that of investing, reinvesting, owning, holding or trading in securities.

Applicant is incorporated and maintains its registered office in Bermuda.  The majority of Applicant’s board of directors (“Applicant’s Board”) and officers are persons who are either (1) experienced in the shipping container business throughout the world and/or (2) experienced in managing turnarounds in the operations of businesses emerging from bankruptcy.  Applicant’s Board meets regularly at international locations convenient for its business.  It determines such matters normal for a holding company board, such as planning, strategy development, and the determination of its activities conducted through GE SeaCo.  Administrative services that support Applicant’s Board are located in the United Kingdom through directly employed and outsourced personnel.

Applicant regards itself, and holds itself out, as being primarily engaged in the shipping container leasing business, and virtually all of its activities, as conducted directly, or indirectly through subsidiaries, are devoted to that business.

Applicant is directly engaged in the operation of its own containers and, as a holding company is also engaged in the shipping container leasing business through its wholly-owned subsidiaries as well as its controlled company, GE SeaCo.  Applicant’s owned fleet consists of approximately 55,570 containers (totaling 78,130 twenty foot equivalent units) (the “Owned Containers”).  The Owned Containers are managed on Applicant’s behalf by GE SeaCo.  As owner of the Owned Containers, Applicant has significant contractual rights over how those containers are managed and leased.

Applicant actively participates in the management of GE SeaCo.  While Applicant may be deemed to own less than a majority voting interest in GE SeaCo (due to the 5 to 4 composition of the GE SeaCo Board), in practice it works in partnership with GECC on the strategic direction, competitiveness, and management of GE SeaCo’s affairs, including recruiting and incentivizing GE SeaCo management.  Applicant makes decisions with GE SeaCo as to whether the Owned Containers should be repaired, positioned, re-leased, or sold on the open market.  Working in partnership with GECC, Applicant (i) provides strategic direction to GE SeaCo management, (ii) provides policies to retain, recruit and incentivize GE SeaCo management, (iii) makes container asset purchase decisions, (iv) reviews and sets marketing and credit review policies, (v) oversees information technology development and corporate restructuring, and (vi) reviews internal control systems and reviews and approves the financial statements.  Applicant has also maintained strong shareholder rights and representation on the GE SeaCo Board.  Among other things, these rights include the following:

•      Applicant appoints four of the nine managers on the GE SeaCo Board;

•      At least one of the managers appointed to the GE SeaCo Board by Applicant is appointed to the GE SeaCo audit committee;

•      As a member of GE SeaCo, Applicant will participate in the review and approval of the annual operating budget for GE SeaCo;

•      The following actions require consent of seven of the nine managers on the GE SeaCo Board, thus giving Applicant blocking rights on these actions:

•      reincorporation to move the tax residency of GE SeaCo;

•      selection of auditors;

•      sale of domestic businesses in Brazil, the United Kingdom and Germany;

•      seconding of employees from GECC and its affiliates;

•      issuance of additional capital stock of GE SeaCo(10); and

•      application of contractually specified drag along rights to quota transfers;

•      Applicant is permitted to add an additional manager to the GE SeaCo Board upon the bankruptcy or insolvency of GECC(11);

•      We are advised that under Barbados law, a super-majority of quotaholders must approve a resolution in order for it to carry, thus giving Applicant blocking rights on the following matters:

•      proposed sale, lease or exchange of all, or substantially all, the property of GE SeaCo other than in the ordinary course of business(12);

•      a proposal to amend the articles of organization to increase or decrease the authorized quotas for a class, or to exchange, reclassify or cancel all or part of the quotas of a class or to add, change, or reduce the rights, privileges, restrictions or conditions of quotas of a class, to change the name of the entity, to add, change or remove any restriction upon the business that the entity may carry on, and increasing or decreasing the number of managers or the maximum or minimum number of managers(13);

•      a proposed merger; and

•      a transfer of quotas(14);

•      Applicant has substantial information rights which allow it to be aware of and involved in the operations of GE SeaCo, including receipt of the following:

•      audited financial statements within 120 days after the end of each fiscal year;

•      estimated management account statements no more than five business days after the end of each quarter;

(10) In addition, the consent of the Class A Quotaholders, including Applicant, is required where the issuance of capital stock will impact the size and/or composition of the Board.

(11) This right to appoint a tenth manager to the GE SeaCo board is in connection with the rights of the Class E quotas.  This right is currently unexercised and cannot currently be exercised by Applicant.

(12) Requires a two-thirds vote of the quotaholders.  Applicant holds approximately 50% of the quotas in GE SeaCo.

(13) Requires a two-thirds vote of the quotaholders.  Applicant holds approximately 50% of the quotas in GE SeaCo.

(14) A vote is not required in this instance; however, the transferee does not become a member of GE SeaCo and is unable to participate in the management of its business unless all the other members unanimously consent in writing to the transfer, thus giving Applicant the ability to block a transfer by GECC of the voting and governance rights associated with its quotas.

•      unaudited quarterly management account statements within 60 days after the end of each fiscal quarter;

•      management projections for each fiscal year on or prior to January 31 of each year;

•      annual operating plan for the following fiscal year on or prior to October 31 of each fiscal year;

•      subject to limited exceptions, copies of all information provided to the GE SeaCo Board;

•      copies of management letters provided to GE SeaCo by its auditors; and

•      other information that Applicant may reasonably request in its capacity as a quotaholder; and

•      Applicant is entitled to perform its own audit on information received from GE SeaCo in order to prepare its own financial statements and reports.

Applicant has obtained the foregoing rights to ensure its ability to be actively involved in the operations of GE SeaCo.  The organizational documents of GE SeaCo, including the Amended and Restated Members’ Agreement, the Master Transaction Agreement (as amended)(15), and the laws of Barbados set forth the rights of Applicant with respect to GE SeaCo.

III.           APPLICANT’S REQUEST FOR RELIEF

A.            Present Status of Applicant Under the Act

As more fully described above, Applicant acquired its businesses from SCL, a Bermuda company, through a chapter 11 bankruptcy proceeding.(16)  As a result of such proceeding and certain agreements reached by the parties in connection with the proceeding, it could be argued that Applicant’s interest in GE SeaCo would be considered

(15) The Master Transaction Agreement is one of the definitive documents implementing the Framework Agreement.  It sets forth in detail the rights of the parties and was entered into on August 14, 2008.  It was subsequently amended on November 21, 2008 and February 10, 2009.

(16) United States Bankruptcy Court for the District of Delaware, Case No. 06-11156 (KJC).

Investment Securities (defined below) under the Act.(17)  As a result, Applicant may technically meet the definition of “investment company” under Section 3(a)(1)(C) of the Act and may not be able to take advantage of the safe harbor provided in Rule 3a-1 under the Act.  Furthermore, Applicant will not be able to rely on the exemptions provided by either Section 3(c)(1) or Section 3(c)(7) under the Act.  In connection with Applicant’s emergence from chapter 11 bankruptcy proceedings, it was not practical or acceptable to creditors to restrict the beneficial ownership of Applicant’s securities to 100 or fewer persons for purposes of reliance upon Section 3(c)(1) or to “qualified purchasers” within the meaning of the Act for purposes of reliance on Section 3(c)(7).

Due to the potential status of Applicant as an “investment company” under the Act and the unavailability of the Act’s alternative exemptions, Applicant’s Board adopted an appropriate resolution pursuant to Rule 3a-2 under the Act on February 10, 2009, and Applicant intends to rely on that Rule, to the extent necessary, until the order requested in this Application is granted by the Commission.  Rule 3a-2 provides a temporary exemption from the Act for companies with “a bona fide intent to be primarily engaged within a year in a business other than that of investing, reinvesting, owning, holding or trading in securities.”  Thus a “transient” investment company relying on Rule 3a-2 will not come within the definition of an investment company in Section 3(a)(1)(A)(18) or

(17) Since GE SeaCo may not meet the definition of majority-owned subsidiary of Applicant and because Applicant may not primarily control GE SeaCo (as further described below) within the meaning of Rule 3a-1, substantially all of Applicant’s assets and income would be deemed to derive from investment securities.  Applicant therefore, would fail to meet the 40% and 45% tests of Section 3(a)(1)(C) and Rule 3a-1, respectively.

(18) Section 3(a)(1)(A) of the Act defines “investment company” to include any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.  Section 3(a)(1)(B) of the Act defines “investment company” to include any issuer which is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.  Applicant is not an “investment company” as defined in either Section 3(a)(1)(A) or Section 3(a)(1)(B) of the Act.

Section 3(a)(1)(C) of the Act.  Accordingly, during this “transient period” Applicant will not come within Section 3(a)(1)(C) or Section 3(a)(1)(A), and it will not be considered an “investment company” within the meaning of the Act.

B.            Reasons for Filing this Application

If Applicant were to become subject to regulation under the Act, Applicant would be severely hindered in its ability to conduct its shipping container leasing business through GE SeaCo, a controlled company, and otherwise.  Also, without the requested order, it will be extremely difficult for Applicant to obtain financing necessary to pursue strategic objectives because of regulatory restrictions under the Act, which Applicant submits were not intended to be imposed on companies in a position like that of Applicant.

Without the relief requested hereby, Applicant would have to substantially restructure its business so as to otherwise except itself from the Act’s coverage, which would pose great jeopardy to the purpose and objectives of the chapter 11 plan of reorganization (as more fully described above).  Applicant doubts that any such alternatives are feasible.  Moreover, any such alternatives would significantly alter and damage the business and prospects of Applicant and GE SeaCo, without furthering any public policy or purpose that the Act was intended to promote.

Section 3(a)(1)(C) of the Act defines “investment company” as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  Section 3(a)(2) of the Act defines investment securities as all securities except (A) government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned operating subsidiaries(19) of the owner (“Investment Securities”).  As of June 30, 2009, Applicant’s total assets on an unconsolidated basis (exclusive of cash items and Government securities) were $188,769,000.  As of June 30, 2009, Applicant’s Investment Securities, on an unconsolidated basis, totaled $188,769,000, and represented 100% of its total assets(20) as stated in the foregoing sentence.(21)  Under Rule 3a-1 of the Act, an entity that would otherwise meet the definition of investment company under Section 3(a)(1)(C) will not be considered an investment company if the entity (on a

(19) Section 2(a)(24) of the Act defines a majority-owned subsidiary of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

(20) Applicant’s only asset on an unconsolidated basis is its investment in its direct, wholly-owned subsidiary, SC Finance.  As described in footnote 8 above, SC Finance may rely on Section 3(c)(1) because it indirectly holds the interest in GE SeaCo that may be deemed Investment Securities as discussed in this Application.  Therefore, Applicant’s assets on an unconsolidated basis could be deemed to consist entirely of Investment Securities.

(21) The “value” of the assets of a registered investment company for purposes of Section 3 of the Act is defined in Section 2(a)(41) of the Act.  Section 2(a)(41) of the Act defines “value” to mean (i) with respect to securities owned at the end of the last preceding fiscal quarter for which market quotations are available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost of the securities and other assets. No market quotations are available for GE SeaCo. The values ascribed to these entities in this application have been determined, in good faith, by Applicant’s board of directors, in the manner prescribed by Section 2(a)(41) pursuant to a methodology adopted by the board for determining fair value, and represent the “fair value” of Applicant’s interests in GE SeaCo, within the meaning of Section 2(a)(41). Applicant represents that the valuation methodology used for this purpose is appropriate in view of the purposes and policies of Section 2(a)(41), although Applicant reserves the right to use other methods of determining fair value for purposes unrelated to the Act.

consolidated basis with its wholly-owned subsidiaries(22)) has no more than (i) 45% of its total assets (exclusive of Government securities and cash items) in Investment Securities and (ii) 45% of its aggregate net income after taxes for the last four quarters derived from Investment Securities.

Rule 3a-1 allows an entity to exclude its controlled operating subsidiaries (25% or more ownership of voting securities(23)) from the definition of Investment Securities provided that the subsidiary is controlled primarily by the entity.  Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over management or policies of a company, unless such power is solely the result of an official position with such company.”  Commission staff has stated that “a company is not ‘controlled primarily’ by an issuer unless (1) the issuer has control over the company within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the degree of the issuer’s control is greater than that of any other person.”(24)

This statement of primary control in Health Communications poses a practical problem for Applicant.  Applicant owns approximately 50% of the outstanding voting securities of GE SeaCo, which entitles it to appoint four members of the GE SeaCo Board.  Since April 2006, GECC, in addition to owning approximately 50% of the

(22) Section 2(a)(43) of the Act defines a wholly-owned subsidiary of a person as “a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.”

(23) Section 2(a)(42) of the Act defines voting security as “any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast.”

(24) See Health Communications Servs., Inc., SEC No-Action Letter (Apr. 26, 1985).

outstanding voting securities of GE SeaCo, has held the right to appoint five of the nine members of the GE SeaCo Board.  In connection with a global resolution of disputes between SLC and GECC (embodied in the Framework Agreement) necessary to facilitate the emergence of SCL from chapter 11 (including the establishment of Applicant), SCL confirmed the permanence of GECC’s right to appoint five, to SCL’s right to appoint four, managers to the GE SeaCo Board.  GECC’s right to appoint an additional manager to the GE SeaCo Board is embodied in the Amended and Restated Members’ Agreement and is permanent subject to certain limited exceptions set forth in that agreement.  Applicant is therefore unable to rely on Rule 3a-1 because it does not primarily control GE SeaCo.

IV.           FACTORS TO BE CONSIDERED IN GRANTING RELIEF UNDER SECTION 3(b)(2)

Section 3(b)(2) of the Act allows the Commission to declare that notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if it finds that the issuer is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities directly or through majority-owned subsidiaries or controlled companies conducting similar types of businesses.  The Commission has enumerated five factors that it will consider in determining whether an issuer is primarily engaged in a non-investment business for purposes of granting an application for exemption under Section 3(b)(2).  The Commission has stated that:

Critical to a determination of whether a company is excluded from the definition of investment company by Section 3(b)(2) is whether the company is “primarily engaged” in a non-investment company business.  The determination of a company’s primary engagement is a factual issue concerning the nature of its business.  Relevant criteria for resolving this issue are: (1) the company’s historical development, (2) its public representation of policy, (3) the activity of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income.(25)

An analysis of the foregoing five factors, as applied to Applicant, is set forth in subparts 1- 5 below.

1.             Historical Development.

Applicant, a Bermuda company was formed on August 22, 2008.  Applicant was formed specifically for the primary purpose of engaging in the shipping container leasing business through GE SeaCo.  Applicant’s interest in GE SeaCo arose from SCL’s historical interest in GE SeaCo, which was transferred to Applicant as part of the chapter 11 plan of reorganization.  Applicant does not treat its quotas of GE SeaCo as investment assets, but rather as the means through which Applicant operates and controls its primary shipping container leasing business.  Applicant does not intend to invest in any entity as a passive investment or in portfolio securities for short-term profits and will not be a “special situation investment company.”  Applicant conducts and intends to conduct its shipping container leasing business directly, through its wholly-owned subsidiaries, and through its controlled company, GE SeaCo (and to a much lesser extent, its controlled company, GE SeaCo America).

The brief history of Applicant, therefore, strongly supports a characterization of Applicant as a holding company engaged in a shipping containers leasing business, rather than as an investment company.

(25) Certain Prima Facie Investment Cos. SEC Release No. IC-10937 (Nov. 13, 1979) [hereinafter cited as Release 10937] (citing Tonopah Mining Co. of Nev., 26 SEC 426 at 427 (1947)).

2.             Public Representation of Policy.

Applicant has never held, and does not now hold, itself out as an investment company within the meaning of the Act.  Applicant has not made any public representation that would indicate that Applicant is in any business other than that of operating a shipping container leasing business in selected markets outside the United States, nor will it hold itself out to the public through its annual reports as being engaged in any business other than that of shipping containers.  In fact, with respect to GE SeaCo, Applicant has and intends to consistently report its strategy as participating actively in the operations of GE SeaCo through its GE SeaCo Board representatives, shareholder rights, and substantial information rights.

3.             Activities of the Applicant’s Officers, Directors and Employees.

The majority of Applicant’s Board and executive management team have significant experience in the shipping container industry and/or managing turnarounds in the operations of companies emerging from bankruptcy.  None of these individuals spends, or proposes to spend, any material amount of time on behalf of Applicant or GE SeaCo in activities which involve investing, reinvesting, owning, holding, or trading in securities, directly or indirectly through others.  Applicant anticipates that any time spent on such activities by these individuals would be de minimis, as Applicant does not hold any public securities.  The following chart shows the positions of each of Applicant’s principal officers and directors:

Officers and Directors of Applicant

Name	Position
Jonathan Adams	Chief Executive Officer, Director
Anthony William Brierley	Director
Eugene I. Davis	Director
Andrew G. Evans	Director
Paul M. Leand, Jr.	Director
Theodore Prince	Director
Bradley Eric Scher	Director

Set forth below is additional information about the background, experience, and functions of the officer and directors of Applicant and the managers of GE SeaCo appointed by Applicant.

Jonathan Adams, Chief Executive Officer and Director.  Mr. Adams was appointed as President, Chief Executive Officer and a Director of Applicant in February 2010.  Prior to joining SCL, Mr. Adams served as a Senior Vice President of Houlihan Lokey, an international investment banking firm headquartered in Century City, Los Angeles, California. Mr. Adams was employed by Houlihan Lokey from 2004 to 2009 and was head of its Transportation & Logistics Investment Banking team from 2005 to 2009.  Mr. Adams qualified as a Solicitor of the Supreme Court of England and Wales, has a MA in Jurisprudence from the University of Oxford and an MBA from City University Business School, London.

Other Members of Applicant’s Board:

Anthony William Brierley.  Mr. Brierley was the Chief Operating Officer for Kroll, Inc. from 2004 to 2008. At Kroll, Mr. Brierley was responsible for operational performance, budgeting, operating procedures and policies and various human resources, information technology and facilities functions.  Prior to his employment at Kroll, Mr. Brierley served as Interim Chief Executive of Flare Group Plc, a supplier to the ceramics industry, from 1999 to 2001.  Mr. Brierley has over 34 years of experience in management and consulting, including 24 years at Arthur Andersen.  Mr. Brierley holds an MA in Natural Sciences from Oxford University and is a Fellow at the Institute of Chartered Accountants in England and Wales.

Eugene I. Davis.  Mr. Davis is the Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C. and has held those positions since 1999.  Pirinate is a consulting firm with specialized experience in crisis and turn-around management.  Prior to joining Pirinate, Mr. Davis was the Chief Operating Officer at Total-Tel USA Communications, Inc. and the President and Vice-Chairman of Emerson Radio Corp.  Prior to moving into management, Mr. Davis worked as an attorney specializing in securities offerings, mergers and acquisitions, restructurings and regulatory matters.  Mr. Davis holds a BA in international politics, a Masters in International Affairs, and a JD, all from Columbia University.

Andrew G. Evans.  Mr. Evans recently served as a consultant to the Singamas Group from 2005 to 2008, conducting studies of the tank container market and manufacturing needs.  Prior to his work for Singamas, Mr. Evans spent six years as Managing Director of the Asia Pacific Region of EXSIF Worldwide, Inc.  Mr. Evans has 38 years of experience in sales, marketing, strategic planning and competitive market development, including nine years at Sea Containers America, Inc. as President and 11 years with Sea Containers Services Ltd., most recently as a Vice President of Sales and Marketing.  Mr. Evans was educated in England to the GCE standard and received a UK unlimited Master’s License (the equivalent of a BS in nautical science).

Paul M. Leand, Jr.  Mr. Leand is the Chief Executive Officer and Managing Director of AMA Capital Partners and has been with the company since 1998.  During his time at AMA, Mr. Leand led the development of AMA’s restructuring practice, helping make it one of the preeminent maritime restructuring advisers.  Mr. Leand also has extensive experience in mergers and acquisitions as well as structuring leasing and debt facilities.  Prior to joining AMA, Mr. Leand spent nine years at The First National Bank of Maryland, overseeing their Bank Railroad Division and, later, the International Maritime Division.  Mr. Leand also serves as a director of Ship Finance International Limited.  Mr. Leand holds a BS/BA from Boston University’s School of Management.

Theodore Prince.  Mr. Prince currently serves as the President of Consolidated Chassis Management, LLC and has held this position since 2007.  Consolidated Chassis Management develops and owns chassis pools and is an affiliate of the Ocean Equipment Management Association, Inc.  Mr. Prince has 30 years of experience working in the transportation industry and has held operational and management positions at Conrail, The Rail-Bridge Corporation and “K” Line America, among others.  Mr. Prince is the Chairman of the Intermodal Association of North America and is the Intermodal Vice Chairman of the U.S. Department of Transportation’s Maritime Transportation System’s National Advisory Council.  Mr. Prince holds a B.S. in economics from the University of Pennsylvania Wharton School and an M.S. in transportation from the University of Pennsylvania Graduate School of Engineering and Applied Science.

Bradley Eric Scher.  Mr. Scher is Managing Member of Ocean Ridge Capital Advisors, LLC, which provides advisory services to underperforming companies.  The services provided include critique of current operations; business plan assessment; development and implementation; strategy development; and development and implementation of improved financial systems.  Prior to joining Ocean Ridge Capital Advisors, Mr. Scher worked for PPM America, Inc., Teachers Insurance and Annuity Association of America, and The Travelers Companies.  Mr. Scher holds a BA in finance and economics from Yeshiva College of Yeshiva University and an MBA from Fordham University Graduate School of Business.

The activities of the Applicant’s Board and its team are to:

(i)            Maximize the revenues and profits of the Owned Containers managed by GE SeaCo.  It does this by monitoring GE SeaCo’s performance and through its legal rights and membership on the GE SeaCo Board, which ensures that the Applicant’s Owned Container fleet is being managed efficiently and effectively.  In addition, Applicant makes decisions with GE SeaCo as to whether the Owned Containers should be repaired, positioned and re-leased, or sold on the open market.

(ii)           Working in partnership with GECC it (a) provides strategic direction to GE SeaCo management, (b) provides policies to retrain, recruit and incentivize GE SeaCo management, (c) makes container asset purchase decisions, (d) reviews and sets marketing and credit review policies, (e) oversees IT development and corporate restructuring, and (f) reviews internal control systems and reviews and approves the financial statements.

Four members of Applicant’s Board listed above (Andrew Evans, Eugene Davis, Paul Leand and Bradley Scher, whose appointment is currently awaiting ratification) also serve on the GE SeaCo Board.  These members of Applicant’s Board who also serve on the GE SeaCo Board allocate their time approximately as follows:

Monitoring performance of GE SeaCo operations:  40%

Decision making regarding the Owned Container fleet:  7%

Investor communications:  20%

Management oversight:  13%

Providing strategic direction:  20%

The other members of Applicant’s Board, who serve only on Applicant’s Board (as opposed to also serving on the GE SeaCo Board), allocate their time approximately as follows:

Monitoring performance of GE SeaCo operations:  20%

Decision making regarding the Owned Container fleet:  10%

Investor communications:  30%

Management oversight:  15%

Providing strategic direction:  25%

Applicant works in partnership with GECC to manage a container leasing business through GE SeaCo.  It does this through decision making at regular GE SeaCo board meetings and day-to-day interaction with GECC and GE SeaCo management.

Applicant does not employ securities analysts or engage in the trading of securities for speculative or other purposes.  Applicant’s only executive officer is its Chief Executive Officer, Jonathan Adams.  Jonathan Adams expects to allocate about 10% of his time to the Applicant’s Board matters and 90% of his time as Chief Executive Officer of the Applicant.  In his capacity as Chief Executive Officer, Mr. Adams expects to allocate his time approximately as follows:

Accountancy:  20%

Treasury:  15%

GE SeaCo contractual matters:  10%

Office administration:  10%

Regulatory matters:  5%

Investor communications:  5%

Communications with Applicant’s Board:  20%

Contract management:  10%

Billing and collections:  5%

The management functions of Applicant’s Chief Executive Officer confirm that Applicant is actively conducting its business through GE SeaCo, an operating subsidiary, and that Applicant’s Chief Executive Officer does not spend his time on activities which involve investing, reinvesting, owning, holding, or trading in securities.

In addition to its Chief Executive Officer, Applicant has three staff employees.  Applicant employs only a limited staff because the management of the Owned Containers and various related services are performed by GE SeaCo.  These three employees spend the following approximate percentages of their time on the following activities:

Staff Employee #1:	Accountancy: 50%
Contract management: 40%
Billing and collections: 10%

Staff Employee #2:	Accountancy: 50%
Office administration: 40%
Investor communications: 10%

Staff Employee #3:	Accountancy: 10%
Office administration: 90%

Applicant and its wholly-owned subsidiaries, SC Finance, SC America, Quota, SC SPC, and Services (the “Wholly-Owned Subsidiaries”), are effectively operated as a unified business.  Therefore, all members of Applicant’s Board also serve as directors of each of the Wholly-Owned Subsidiaries.  Jonathan Adams will serve as Chief Executive Officer of each of the Wholly-Owned Subsidiaries, and Applicant’s three staff employees also function as staff of the Wholly-Owned Subsidiaries.

4.             Nature of Present Assets(26)

This factor requires an analysis of the proportion of Applicant’s assets that are attributable to its shipping container leasing business, in relation to any of its assets that are attributable to a business of investing, reinvesting, owning, holding, or trading in securities.  For purposes of such an analysis (as well as an analysis, such as that contained in subpart 5. below, of Applicant’s sources of income), the Commission has indicated that securities issued by companies through which a holding company (such as Applicant) conducts a non-investment company business are not to be considered as “investment” securities, at least if the issuers are controlled by the holding company.(27)

At June 30, 2009, Applicant had total assets on an unconsolidated basis consisting solely of its investment in its direct, wholly-owned subsidiary, SC Finance, valued at $188,769,000.

Given that Applicant is a holding company the primary operations of which are largely conducted through its subsidiaries (including the GE SeaCo joint venture), Applicant’s financial data consolidated with its subsidiaries provides a more accurate picture of the Applicant’s business.  At June 30, 2009, Applicant (together with its subsidiaries(28)) had total assets of approximately $299,018,000, of which $150,045,000

(26) In addition to the June 30, 2009 financial data and  projected financial information about Applicant contained in this subpart 4. (and in subpart 5. below), Applicant has appended as Exhibit C to this Application unaudited historical and projected financial information.  There is no meaningful historical financial information for Applicant prior to February 11, 2009 due to its lack of operating history and gaps in the audited financial statements of SCL.  Please see Exhibit C for further information concerning the historical and projected financial information, including the basis and assumptions on which the information was prepared and the risks, uncertainties, and limitations associated with the information.

(27) Release 10937, supra at II. 25 and accompanying text.

(28) The subsidiaries of Applicant the assets of which are consolidated with those of Applicant are SC Finance, SC America, SC SPC, Quota, and Services.

was attributable to GE SeaCo.  When consolidated with the Wholly-Owned Subsidiaries, Investment Securities(29) constituted approximately 62.8% of Applicant’s total assets.

The following table sets forth information about the percentage of the value of the total assets at June 30, 2009 of Applicant and its subsidiaries(30) that was attributable to each of the indicated categories of assets:

% of Value of Total Applicant Assets(31)
Securities Issued by GE SeaCo	50%

Owned Container Fleet	28%

Amount Receivable from Container Leasing	7%

Amount Due from SCL Arising Out of Bankruptcy Process	1%

Other Assets(32)	2%

Restricted Cash to Service the SeaCo Group’s Loan Facilities	10%

Cash and Cash Equivalents for Operational Purposes	2%

(29) For purposes of this calculation, securities issued by GE SeaCo, the amount due from SCL arising out of the bankruptcy process, restricted cash to service the SeaCo Group’s loan facilities, and cash and cash equivalents for operational purposes were treated as Investment Securities.  The restricted cash and cash items were treated as Investment Securities because these amounts are maintained in interest-bearing accounts.

(30) The subsidiaries of Applicant the assets of which are consolidated with those of Applicant are SC Finance, SC America, SC SPC, Quota, and Services.

(31) Consistent with the discussion in footnote 21 above, this percentage is based on values determined in compliance with Section 2(a)(41)(A), using a methodology approved by Applicant’s Board.

(32) “Other Assets” consist mainly of deferred finance charges.

The nature of Applicant’s assets shown in the above table provides convincing support that Applicant is “primarily” engaged in a non-investment company business directly and through GE SeaCo.

5.             Sources of Present Income

This factor requires an analysis of the proportion of Applicant’s income that is attributable to its shipping container business, in relation to any of its income that is attributable to a business of investing, reinvesting, owning, holding, or trading in securities.  Applicant has prepared unaudited June 30, 2009 financial statements and projected financial statements for the remainder of 2009 and 2010, which are attached as Exhibit C to this Application.  Although the projections have been prepared in good faith and the assumptions underlying the projections are believed by Applicant to be reasonable, it is important to note that Applicant can provide no assurance that such assumptions will be realized.  Please refer to Exhibit C for additional information concerning the projections, including the basis and assumptions on which they were prepared and the risks, uncertainties and limitations associated with them.  Audited historical information of Applicant’s business is not available due to its lack of operating history and gaps in the audited financial statements of SCL.

The tables below set forth the sources of Applicant’s income at June 30, 2009 and the projected sources of Applicant’s income for the remainder of 2009 and 2010 on a consolidated basis.

	Income (June 30, 2009)	% of Value of Total Applicant Income (June 30, 2009)	Investment Income (June 30, 2009)
Equity Interests in GE SeaCo	$6,996,000	32%	32%

Revenues on Owned Container Fleet Managed by GE SeaCo	$14,631,000	67%	—

Interest Income on Deposits and Container Finance Leases and SCL Loan	$162,000	1%	1%

Total	$21,789,000	100%	33.5%

	Income (Dec. 31, 2009)	% of Value of Total Applicant Income (Dec. 31, 2009)	Investment Income (Dec. 31, 2009)
Equity Interests in GE SeaCo	$10,795,000	25%	25%

Revenues on Owned Container Fleet Managed by GE SeaCo	$30,786,000	72%	—

Interest Income on Deposits and Container Finance Leases and SCL Loan	$1,153,000	3%	3%

Total	$42,734,000	100%	28%

	Income (Dec. 31, 2010)	% of Value of Total Applicant Income (Dec. 31, 2010)	Investment Income (Dec. 31, 2010)
Equity Interests in GE SeaCo	$8,047,000	22%	22%

Revenues on Owned Container Fleet Managed by GE SeaCo	$28,000,000	75%	—

Interest Income on Deposits and Container Finance Leases and SCL Loan	$1,139,000	3%	3%

Total	$37,186,000	100%	25%

On an unconsolidated basis, Applicant has no or minimal income.  Its only asset is its investment in SC Finance, which receives revenues from Applicant’s other subsidiaries.  SC Finance did not pay any dividends to Applicant as of June 30, 2009 or December 31, 2009, and SC Finance is not expected to pay any dividends to Applicant as of December 31, 2010.

The discussion of Applicant’s income above includes its revenues, which constitute the primary source of its income.  Applicant does not think it is likely that any portion of its projected income attributable to its equity interests in GE SeaCo will be constituted by dividend income.  Rather, Applicant expects all of its projected income attributable to its equity interests in GE SeaCo to be constituted by its share in the revenues of GE SeaCo that are generated by GE SeaCo’s leasing and management of shipping containers.  Applicant does not currently expect to sell its equity interest in GE SeaCo and therefore does not expect to have any income attributable to a sale of its equity interest in GE SeaCo.  With respect to the item in the chart above labeled the “Revenues on Owned Container Fleet Managed by GE SeaCo,” “revenues” rather than “income” provides a more accurate picture of Applicant’s business because the Owned Containers do not generate any income aside from the revenues that are generated by GE SeaCo’s leasing and management of the Owned Containers.

The tables below sets forth the sources of Applicant’s expenses at June 30, 2009 and the projected sources of Applicant’s expenses for the remainder of 2009 and 2010 on a consolidated basis.

	Expenses (June 30, 2009)	% of Value of Total Applicant Expenses (June 30, 2009)
GE SeaCo(33)	$5,134,000	33%

Applicant’s Corporate Overhead Costs	$1,869,000	12%

Depreciation on Owned Containers	$4,502,000	29%

(Gain) / Loss on Container Disposals	$310,000	2%

Interest Expense, Finance Charges, F/X, and Taxation	$3,844,000	25%

Total	$15,659,000	100%

(33) Expenses incurred by GE SeaCo to manage Applicant’s fleet, which are then charged to Applicant (repair, storage, positioning, overhead, etc.).

	Expenses (Dec. 31, 2009)	% of Value of Total Applicant Expenses (Dec. 31, 2009)
GE SeaCo(34)	$14,683,000	42%

Applicant’s Corporate Overhead Costs	$3,000,000	9%

Depreciation on Owned Containers	$9,599,000	28%

(Gain) / Loss on Container Disposals	$810,000	2%

Interest Expense, Finance Charges, F/X, and Taxation	$6,697,000	19%

Total	$34,789,000	100%

	Expenses (Dec. 31, 2010)	% of Value of Total Applicant Expenses (Dec. 31, 2010)
GE SeaCo(35)	$15,316,000	52%

Applicant’s Corporate Overhead Costs	$2,400,000	8%

Depreciation on Owned Containers	$7,818,000	27%

(Gain) / Loss on Container Disposals	—	—

Interest Expense, Finance Charges, F/X, and Taxation	$3,720,000	13%

Total	$29,254,000	100%

(34) Expenses incurred by GE SeaCo to manage Applicant’s fleet, which are then charged to Applicant (repair, storage, positioning, overhead, etc.).

(35) Expenses incurred by GE SeaCo to manage Applicant’s fleet, which are then charged to Applicant (repair, storage, positioning, overhead, etc.).

On an unconsolidated basis, Applicant has no or minimal expenses.  Expenses of the SeaCo group are incurred by the Applicant’s subsidiaries.

The income and expense information for Applicant presented in the above totals shows that Applicant’s income and expenses are largely attributable to the business operations of GE SeaCo and that Applicant is not primarily engaged in the business of owning, holding, trading, investing, or reinvesting in securities.  Accordingly, Applicant believes that the sources of Applicant’s present income indicate that Applicant is primarily in the shipping container leasing business.

V.            PUBLIC POLICY CONSIDERATIONS

Applicant’s interest in GE SeaCo is not liquid, mobile or readily negotiable because, among other things, Applicant directly or indirectly is, and will be, to the extent possible, actively and materially involved in the business activities of GE SeaCo.(36)

Nor is Applicant a “special situation” investment company (i.e., a company which takes a controlling position in other issuers primarily for the purpose of making a profit in the sale of the controlled company’s securities).(37) To the contrary, Applicant conducts and intends to conduct its shipping container leasing business primarily through GE SeaCo by participating in the business through its GE SeaCo Board representation, its position on the audit committee, preparation of the annual budget, and through its significant information rights, as well as by exercising its rights under the applicable agreement to determine whether and when to sell containers in its owned fleet.  These

(36) Although Applicant has the right to demand registration of its quotas, there are significant limitations on its ability to do so, including an option by GECC to purchase Applicant’s quotas at an appraised value or to force a sale of GE SeaCo.  Furthermore, Applicant currently has no intention to exercise such right.

(37) See Release 10937, supra.

activities require personnel with expertise in the operations and management of an international shipping container leasing business.  The skills and resources required are different from those involved in investing, reinvesting and trading in securities of the type owned by investment companies.

The structure of Applicant’s holding in GE SeaCo has developed not from happenstance or any inherent desire to operate GE SeaCo without a primary control interest.  This structure has arisen out of necessity in view of the chapter 11 proceeding, non-U.S. laws, and other reasons.  As a practical matter, Applicant has no choice other than to operate through a structure like that outlined in this Application if it is to effectively pursue its business strategy, as described above.

As explained previously in this Application, Applicant does not believe it can do this if it were to become subject to regulation under the Act or if it had to structure and conduct itself in a manner that avoids such regulation without obtaining an order under Section 3(b)(2).  Applicant’s primary business of operating and leasing shipping containers is conducted through GE SeaCo, and it is only through GE SeaCo’s operations that Applicant’s Owned Containers generate revenue.  As described herein, as a result of the legal proceedings, including chapter 11 proceedings, in which GE SeaCo has been involved, GECC retains the right to appoint five out of nine members of the GE SeaCo Board permanently subject to certain limited exceptions set forth in the Amended and Restated Members’ Agreement.  The result of this permanent right is that Applicant does not “primarily control” GE SeaCo for purposes of relying on Rule 3a-1 and therefore needs to consider GE SeaCo securities as “voting securities” for purposes of determining Applicant’s status under the Act.  Applicant cannot restructure its business to otherwise except itself from the coverage of the Act without jeopardizing the purpose and objectives of the chapter 11 plan of reorganization described herein.  Furthermore, without the requested relief it would be extremely difficult for Applicant to obtain the financing it needs to pursue its container operating and leasing business as described herein because of the regulatory restrictions that would be imposed by the Act.

VI.           PROCEDURAL MATTERS

Communications concerning this Application should be directed to:

Jonathan Adams

SeaCo Ltd.

22 Victoria Street

P.O. Box HM 1179

Hamilton HM EX

Bermuda

Scott A. Moehrke, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

(312) 862-2000

Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of Applicant.

The resolutions and statement of authority required under Rule 0-2(c) of the Act are attached hereto as Exhibit A.

The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B.

VII.         RELIEF REQUESTED AND PRECEDENT

For the foregoing reasons, Applicant requests that the Commission enter an order pursuant to Section 3(b)(2) of the Act declaring that Applicant is primarily engaged directly, through majority-owned subsidiaries, and through a controlled company in a business other than that of investing, reinvesting, owning, holding or trading in securities.

The requested relief is well precedented.  The Commission has issued a number of Section 3(b)(2) Orders in the context of a minority interest in a joint venture.  Among the numerous precedents that could be cited, one is particularly relevant: UIH Latin Am., Inc., 1940 Act Release Nos. 23367 (Jul., 30, 1998) (Notice) and 23399 (Aug. 25, 1998) (Order) (pertaining to a holding company organized under United States law and, through certain other entities, operating the Latin American portion of a non-U.S. telecommunications business of the larger U.S. organization of which it was a part).  See also, CITIC Pac. Ltd., 1940 Act Release Nos. 1C-21282 (Aug. 15, 1995) (Notice) and IC-21345 (Sept. 12, 1995) (Order); AirTouch Communications, Inc., 1940 Act Release Nos. 24294 (Feb. 23, 2000) (Order) 24271 (Jan. 28, 2000) (Application); Russian Telecomms. Dev . Corp., 1940 Act Release Nos. 25298 (Nov. 26, 2001) (Order) 25249 (Oct. 31, 2001) (Application).

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Applicant has caused this Application to be duly signed on the 9th day of February, 2010.

SEACO LTD.

By	/s/ Jonathan Adams
Name: Jonathan Adams
Title: Chief Executive Officer

Exhibit A

CERTIFICATE OF SECRETARY

OF

SEACO LTD.

The undersigned, Jonathan Adams, the duly appointed Chief Executive Officer of SeaCo Ltd., a Bermuda limited company (the “Company”), hereby certifies that, as Chief Executive Officer, he is authorized to execute this Certificate on behalf of the Board of Directors of the Company and that the resolutions set forth below were duly adopted by the Board of Directors of the Company on February 10, 2009 and that such resolutions are in full force and effect on the date hereof:

IT IS HEREBY RESOLVED that:

(A)          the Company, after the Effective Date(38), shall rely upon a temporary exemption from the Investment Company Act provided by Rule 3a-2 under the Investment Company Act (the “Rule 3a-2 Exemption”) for no longer than one year;

(B)           the Company, at the Effective Date and thereafter, shall be engaged primarily in the business of managing and leasing marine shipping containers;

(C)           any Authorised Signatory(39), for and on behalf of the Company be, and hereby is, authorised and directed to prepare (as it pertains to the Company), execute and file with the SEC as soon as practicable, on behalf of the Company, the §3(b)(2) Application and any amendments thereto in the form approved by such officer;

(D)          Authorised Signatory, for and on behalf of the Company be, and hereby is, authorised and directed to execute and deliver the §3(b)(2) Application, together with any amendments thereto and any other agreements, certificates or other instruments relating thereto, on behalf of the Company, and to take any and all action as may be necessary or appropriate on behalf of the Company to obtain the exemptive relief contemplated by the §3(b)(2) Application; and

(E)           in order to fully carry out the intent and effectuate the purposes of the foregoing resolutions, any Authorised Signatory be, and each hereby is, authorized to take all such further actions, and to execute and deliver all such further

(38) Pursuant to the definition of “Effective Date” set forth in the chapter 11 plan of reorganization, the “Effective Date” for purposes of these resolutions is February 11, 2009.

(39) “Authorised Signatory” as used herein means any director of the Company, officer of the Company and/or duly appointed attorney-in-fact.

agreements, instruments, documents or certificates, in the name and on behalf of the Company, and to pay all such fees and expenses, which shall in their judgment be necessary, proper or advisable and to perform all of the obligations of the Company.

* * *

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Secretary solely on behalf of the Company and not as an individual as of the 9th day of February, 2010.

/s/ Jonathan Adams
Name: Jonathan Adams
Title: Chief Executive Officer

Exhibit B

Verification

The undersigned states that he has duly executed the attached application dated February 9, 2010 for and on behalf of SeaCo Ltd., a Bermuda limited company (the “Company”); that he is the Chief Executive Officer of the Company; and that all action by stockholders, directors, and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jonathan Adams

Jonathan Adams, Chief Executive Officer

Exhibit C

SEACO LTD. AND SUBSIDIARIES PRELIMINARY UNAUDITED FINANCIAL RESULTS AS AT JUNE 30, 2009 AND PROJECTIONS

On the “Effective Date”, February 11, 2009, SeaCo Ltd and its subsidiaries, purchased the container related assets of Sea Containers Ltd, borrowed monies and completed other related transactions in accordance with Sea Containers Ltd’s Plan of Reorganization (“the POR”).

Following the Effective Date, SeaCo Ltd and its subsidiaries, (“SeaCo”) constituted (a) SeaCo Ltd, the ultimate parent company and shareholder of SeaCo Finance Ltd, (b) SeaCo Finance Ltd, the intermediate holding company for all other SeaCo Group subsidiaries, the borrower under the Secured Term Loan, and lender to Sea Containers Ltd (“SCL”), (c) Quota Holdings 2 Ltd, the owner of quotas in GE SeaCo SRL, (d) Sea Containers SPC Ltd, the owner of the container fleet (e) SeaCo Services Ltd, an administrative service company; and (f) SeaCo America Inc, the owner of units in GE SeaCo America LLC.

GE SeaCo SRL and GE SeaCo America LLC together (“GE SeaCo”) represent a joint venture with General Electric and is a leading container leasing business.

Included herein are the following financial results and projections:

A.                                   SeaCo unaudited financial results of the transaction entered into on the Effective Date and the resulting unaudited consolidated balance sheet on the Effective Date.

B.                                     SeaCo unaudited, consolidated and condensed financial results for the period from the Effective Date to June 30, 2009.

C.                                     SeaCo unaudited, consolidated and condensed financial projections for the periods (i) the Effective Date to December 31, 2009 and (ii) the year to December 31, 2010.

SeaCo has elected to report its financial results and projections on a basis consistent with US GAAP as further described in the attached notes.  SeaCo has yet to establish all of its detailed accounting policies within US GAAP and notes that are prepared in accordance with US GAAP, and the policies adopted herein, may or may not ultimately reflect the accounting policies that SeaCo will adopt with its future financial reporting.  As a result, the Financial Results may be subject to normal year end adjustments, changes to notes, as well as other changes which may be material.  The Company expects that its first audited financial statements will be prepared with respect to the period ending December 31, 2009 and will not be available prior to April 2010.

The financial results and projections have been prepared by SeaCo management and are unaudited.  SeaCo’s Independent Accountants have neither examined nor compiled either the financial results or the financial projections and accordingly do not express an opinion or any other form of assurance with respect to either the financial results or financial projections.

The financial results and projections have been presented in U.S. dollars.  SeaCo has elected to use U.S. dollars as its reporting currency, to align its reporting with its anticipated use of U.S. dollars as its functional currency, since the majority of SeaCo’s revenue and operating expenses will be denominated in U.S. dollars.  Transactions and balances denominated in other currencies have been recorded in the financial projections at foreign exchange rates, as further described in the assumptions.

A.                                    UNAUDITED, CONSOLIDATED BALANCE SHEET PRIOR TO AND AFTER THE EFFECTIVE DATE TRANSACTIONS

(US$’000)	Notes	Prior to Effective Date Transactions		Effective Date Transactions	After Effective Date Transactions
Assets
Cash and cash equivalents	a	—		5,150	5,150
Accounts receivable	b	—		15,803	15,803
Loan to SCL	c	—		40,000	40,000
Net investment in direct financing and sales-type lease receivables	d	—		3,054	3,054
Total Current Assets		—		64,007	64,007

Containers – cost	e	—		97,881	97,881
Other fixed assets		—		20	20
Net investment in direct financing and sales-type lease receivables	d	—		1,863	1,863
Investment in GE SeaCo	f	—		147,547	147,547
Other assets (deferred financial charges)	g	—		5,000	5,000
Total Assets		—		316,318	316,318

Liabilities
Accounts payable		—		550	550
Amount due on secured term loan	h	—		127,000	127,000
Total Liabilities		—		127,550	127,550

Shareholders’ Equity
Common and Preference shares at par	i	—	*	728	728
Additional paid in capital	i	—		188,040	188,040
Retained earnings		—		—	—
Total shareholders’ equity		—		188,768	188,768

Total liabilities and shareholders’ equity		—		316,318	316,318

* Prior to the Effective Date Transactions, SeaCo’s issued share capital amounted to $100 (shown as nil for rounding).

Notes to the Unaudited Consolidated Effective Date Transactions and Balance Sheet

SeaCo Ltd, a company incorporated in Bermuda on August 22, 2008, was established to acquire Sea Containers Ltd’s (“SCL’s”) marine containers leasing business as part of SCL’s Plan of Reorganization (“POR”) in Chapter 11 Bankruptcy.  Prior to the effective date SeaCo issued to SCL 10,000 common shares par value of US$0.01 each for $100, subsequently split to 100,000 shares of par value $0.001 each.

On February 11, 2009, SeaCo Ltd (“SeaCo”) and its subsidiaries (collectively the “SeaCo Group”) entered into the following related transactions:

•                                          SeaCo issued a further 728,430,849 common shares of US$0.001 par value each and five (5) preference shares of $0.001 par value each for aggregate cash of $728,491.

•                                          SeaCo Finance Ltd, SeaCo’s wholly owned Bermuda subsidiary, borrowed $127m with a third party lender to: (a) fund $77m cash payment as partial consideration for the acquisition of SCL’s marine container leasing business, (b) loan $40m to SCL enable it to pay off the balance of its debtor in possession facility and meet its restructuring costs, (c) fund $5m in finance transaction costs; and (d) provide $5m in working capital for the SeaCo Group.

•                                          SeaCo Finance Ltd purchased SCL’s marine container leasing business through (a) acquisition of Quota Holdings 2 Ltd, a subsidiary of SCL that owns (i) 50% of the Class A quotas of GE SeaCo SRL, and (ii) SCL’s 30% ownership in the Class B quotas of GE SeaCo SRL; (b) acquisition of Sea Containers SPC Ltd, a SCL subsidiary which owns various containers assets and related intellectual property; and (c) acquisition of 50% of the units in GE SeaCo America LLC.  These purchased assets are collectively described herein as the SCL Acquisition assets.

•                                          The consideration for the SCL Acquisition assets was $77.0m cash and all the SeaCo 728,530,854 issued shares.  SCL in turn transferred those shares to certain pre-petition SCL creditors or trusts in settlement of their claims and contingent claims against SCL in accordance with the terms of SCL’s POR.

The assets were transferred to SeaCo pursuant to a Business Transfer Agreement (“BTA”) on February 11, 2009, at a nominal value of $ 462.3m, consisting $77.0m cash and $385.3m as equity, being share capital at par value $0.7m, with the remainder, (once the nominal value was fully established) as deemed Additional Paid in Capital arising on the acquisition.  Certain key assets for the valuation are the SeaCo Group’s interest in GE SeaCo and the owned containers.  The methodology used to appraise the value of these assets was set out in the Disclosure Statement to the POR dated September 22, 2008, and the documents filed with the Bankruptcy Court for the confirmation hearing on November 24, 2008.  The valuation of GE SeaCo and the owned container fleet was completed as at June 30, 2008, and had not been updated at that time other than to update for depreciation and disposals in the owned container fleet since that date.

The Directors of SeaCo concluded that because there was a radical change in the world container leasing environment from June 2008 to February 11, 2009, the fair value of the containers and interest in GE SeaCo acquired on February 11, 2009 should be reassessed. This assessment of the fair value of assets acquired has now been completed, subject to audit, and the revised fair value of assets acquired with corresponding additional paid in capital is reflected in these financial results.

The valuation of SeaCo’s interests in GE SeaCo A Quotas and GE SeaCo America LLC as at February 11, 2009 was determined at $136 million with the assistance of a third party valuation expert being an internationally recognised independent investment bank.  This compares to the valuation of those interests at $332 million as at June 30, 2008 used for the BTA.  The reduction from June 30, 2008 to February 12, 2009 is a result of materially lower metrics experienced by many container leasing businesses over that same period.  The valuation of the Company’s owned containers as at February 11, 2009 has been assessed by the Company at $97.9 million, versus the prior valuation of $102.5 million used in the BTA.  The Company’s receivables were valued at $15.7 million versus the prior valuation of $11.9 million used in the BTA.

The consideration for the acquisition of these assets of $265.7m has been recorded in the financial results at $77.0m cash and $188.7m as equity being share capital at par value $0.7m and $188m as additional paid in capital arising on acquisition.

On August 5, 2009, at the request of Investors, SeaCo published unaudited draft consolidated financial results as at March 31, 2009.  These financial results were based on the BTA whilst the fair value of assets acquired on February 11, 2009 was being further assessed.  These June 30, 2009 unaudited financial results restate the comparative amounts shown for March 31, 2009 to record the fair value of the acquired assets and make other related minor amendments.

The revised valuation of the fair value of assets acquired compared to the values assumed in the BTA and unaudited and previously published March 31, 2009 draft financial results is as follows:

	Per BTA $m	Fair Value $m
Containers	102.5	97.9
Finance Loan Receivables	4.9	4.9
Receivables	11.9	15.7
Investment in GE SeaCo A quotas	332.0	136.0
Investment in GE SeaCo B quotas	10.7	11.6
Other Assets/Liabilities	0.3	(0.4)
Value of net asset acquired	462.3	265.7

Further Notes to the Effective Date Transactions and Balance Sheets

(a)           Cash and Cash Equivalent is the cash held by SeaCo for its operational requirement.

(b)           Accounts Receivable represents amounts due from GE SeaCo, paid quarterly in arrears, for: (i) the rent on SeaCo containers leased to GE SeaCo (“MLA Containers”); (ii) the earnings on containers managed by GE SeaCo on behalf of SeaCo (“EMA Containers”) after deducting operating expenses, management fees, and reimbursed administrative expenses from the gross lease revenues; and (iii) net proceeds on container disposals.

(c)           Loan to SCL represents the loan from SeaCo to fund SCL’s exit from Chapter 11 under the POR.  SCL will fund repayment from the cash it plans to receive from final liquidation of its own subsidiaries in accordance with the POR.  Whilst the maximum term of the loan is five years from the Effective Date, it is all treated as current as the principal sum is now estimated to be repaid within one year.

(d)           Sales-type Lease Receivables represents the future lease payments receivable as of the Effective Date, discounted by the interest rate implicit in each lease.

(e)           Containers – Cost represents the estimated fair value of containers acquired by SeaCo from SCL.  The fair value estimate was determined based on a management valuation performed as of February 11, 2009.

(f)            Investment in GE SeaCo represents an estimate of fair value for the 50% equity share in GE SeaCo’s Class A quotas, $136m, the 30% equity share in GE SeaCo’s Class B quotas at the Effective Date, $11.6m, and the 50% membership interests in GE SeaCo America, $nil.

Class A quotas are fully voting and participate equally in earnings with 50% held by GE Capital Container Two SRL, a GE Capital subsidiary, and 50% to be held by SeaCo. The ownership interest in GE SeaCo America is also fully voting and SeaCo participates equally in earnings with a GE Capital subsidiary.  Class B quotas represent investment in earnings of containers under the Master Lease Agreement (an agreement that governed leasing of containers by SeaCo to GE SeaCo) and are nonvoting quotas.  SeaCo acquired the 30% of the Class B quotas which hold dividend rights to the earnings on containers under the MLA agreement.  SeaCo also acquired a 50% membership interest in GE SeaCo America, which employs a limited U.S. staff who handle operations, leasing and end-of–useful-life disposal of certain U.S based container assets.

(g)           Other Assets represents the debt issuance costs on the Exit Facility.

(h)           Amount Due on Secured Term Loan represents the $127m borrowing under the Secured Term Loan Facility.

(i)            Share Capital represents the total value of SeaCo equity on the Effective Date after the transactions.

B.                                    SEACO PRELIMINARY UNAUDITED, CONSOLIDATED AND CONDENSED FINANCIAL RESULTS FOR THE PERIOD FROM THE EFFECTIVE DATE TO JUNE 30, 2009

1.                                       SeaCo Ltd and its Subsidiaries

As at June 30, 2009, SeaCo Ltd and its subsidiaries, (“SeaCo”) constituted (a) SeaCo Ltd, the ultimate parent company and shareholder of SeaCo Finance Ltd, (b) SeaCo Finance Ltd, the intermediate holding company for all other SeaCo Group subsidiaries, the borrower under the Secured Term Loan, and lender to Sea Containers Ltd (“SCL”), (c) Quota Holdings 2 Ltd, the owner of quotas in GE SeaCo SRL, (d) Sea Containers SPC Ltd, the owner of the container fleet (e) SeaCo Services Ltd, an administrative service company; and (f) SeaCo America Inc, the owner of units in GE SeaCo America LLC.

GE SeaCo SRL and GE SeaCo America LLC together (“GE SeaCo”) represent a joint venture with General Electric and is a leading container leasing business.

2.             SeaCo Operations Overview

As a result of SCL transaction, SeaCo’s principal activity will be the owning and leasing of containers to ocean carriers.  Its other primary source of revenue will be as a result of its equity ownership in GE SeaCo.

As part of the SCL Acquisition, SeaCo assumed the relevant contracts between SCL and GE SeaCo, whereby GE SeaCo will continue to manage the leasing operations for SeaCo’s owned containers under the Equipment Management Agreement (“EMA”).  In addition to its responsibility for leasing and re-leasing the equipment to ocean carriers, GE SeaCo will dispose of the containers at the end of their useful economic life, under SeaCo’s direction.  The activity of leasing containers to GE SeaCo under the MLA was terminated on March 31, 2009, and thereafter all containers were managed under the EMA.  The EMA will permit GE SeaCo to use the containers owned by SeaCo (“SeaCo Fleet”), together with other containers owned or managed by GE SeaCo, as part of a single fleet operated without regard to ownership.

3.             The financial results for the period from commencement to June 30, 2009, comprise an unaudited condensed consolidated balance sheet as at June 30, 2009, an unaudited condensed consolidated statement of operations and statement of cash flows from commencement to June 30, 2009, and certain unaudited explanatory notes.

Preliminary Unaudited Condensed Consolidated Balance Sheets as at June 30, 2009

US$’000	June 30, 2009
Assets
Cash and cash equivalents	4,717
Restricted cash	29,155
Accounts receivable, net of allowances for doubtful accounts	17,236
Loan to SCL	3,934
Net investment in direct financing and sales type lease receivables	2,863
Containers held for sale	5,736
Prepaid expenses, and other current assets	93
Total current assets	63,734

Containers - cost, less accumulated depreciation	79,231
Other fixed assets	49
Net investment in direct financing and sales type lease receivables	1,469
Loan to SCL due in more than one year	—
Investment in GE SeaCo	150,045
Other Assets (deferred finance charges)	4,490
Total assets	299,018

Liabilities and Shareholders Equity

Liabilities
Accounts payable and Accrued liabilities	2,456
Amount due on secured term loan	94,324
Total liabilities	96,780

Shareholders’ Equity
Common and Preference shares at par	729
Additional paid in capital	188,040
Retained earnings	6,130
Accumulated other comprehensive income	7,339
Total shareholders’ equity	202,238

Total liabilities and shareholders’ equity	299,018

Preliminary Unaudited Condensed Consolidated Statement of Operations - From Commencement (on February 11, 2009) to June 30, 2009

US$’000	February 11, 2009 to June 30, 2009

Revenue	14,631

Expenses
Depreciation of owned container fleet	(4,502)
Operating costs excluding depreciation	(3,388)
Administrative expenses	(3,615)
Amortization of debt issuance costs	(500)
Gain/(Loss) on disposal containers	(310)
Share of GE SeaCo earnings	6,996
Income from operations	9,312

Interest expenses	(3,384)
Interest income	162
Foreign exchange gains	56
Earnings before income taxes	6,146
Provision for income taxes	(16)
Net earnings	6,130
Retained earnings brought forward	—
Retained earnings carried forward	6,130

Preliminary Unaudited Condensed Consolidated Statement of Cash Flows — From Commencement (on February 11, 2009) to June 30, 2009

US$’000	February 11, 2009 to June 30, 2009

Cash flows from operations	6,130
Net earnings

Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	5,002
(Profit)/loss on disposal of containers	310
Other non-cash items	(7,747)
Decrease/(increase) in receivables and prepayment	(1,322)
(Decrease)/increase in accounts payable and accrued liabilities	1,906
Total adjustments	(1,851)
Net cash provided by operating activities	4,279

Cash flows from investing activities:
Cash consideration for SCL Acquisition Assets	(77,000)
Proceeds from disposal of containers	8,090
MLA termination fee	11,799
Loan to SCL	(40,000)
Restricted Cash	(29,155)
Net cash used in investing activities	(126,266)

Cash flows from financing activities:
Issue of share capital	729
Decrease/(increase) in finance receivables	585
Amount raised from term loan (net of finance costs)	122,000
Repayment of Loan	(32,676)
Repayment of Loan from SCL	36,066
Net cash provided by financing activities	126,704

Net increase/(decrease) in cash and cash equivalents	4,717
Cash and cash equivalents, beginning of year	—
Cash and cash equivalents, end of period	4,717

Certain Unaudited Explanatory Notes

Period ended June 30, 2009

4                                          Accounting Policies and Notes

(a)                                  Accounting convention

The books and records of SeaCo are held in accordance with US GAAP.  These financial results are unaudited. An audit process may result in adjustments to the stated assets, liabilities, revenues and expenses contained herein and the presentation of these financial results.

(b)                                 Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less at the time of purchase.

(c)                                  Restricted Cash

Restricted cash is cash and cash equivalent which under the provisions of the Secured Term Loan facility is not freely available to fund the operations of the group.

(d)                                 Containers managed by GE SeaCo

GE SeaCo manages containers on behalf of SeaCo and GECC under the Equipment Management Agreement (“EMA”), owns its own fleet, and up to March 31, 2009 leased containers from SeaCo and GECC.  These fleets are effectively operated on a combined basis as a single fleet, and GE SeaCo invoices the third party customers and contracts with suppliers for the direct operating costs, on behalf of all the fleets.  For SeaCo’s containers managed under the EMA (“the managed fleet”), GE SeaCo maintains a record of the fleet performance and calculates a net income/(loss) on the managed container fleet operation.  It maintains records of the revenue billed and direct operating costs incurred on behalf of SeaCo and the related receivable and payable balances on an accruals basis consistent with its own US GAAP accounting policies.  As further explained below, GE SeaCo also allocates to SeaCo provisions for the non-recoverability of accounts receivable, allocates to SeaCo a proportion of the overheads incurred to manage the combined fleets, and in addition charges SeaCo management fees for their services.  GE SeaCo has a right to offset the cost of managing the fleet from revenues received.

The resulting net income from the managed fleet is calculated on a quarterly basis and is paid to SeaCo one quarter in arrears; hence the net income for Q1 2009 was paid to SeaCo on June 30, 2009.

For the managed fleet, SeaCo reports the revenues billed to customers as Revenue, direct costs and management fees in Operating Costs, and the allocated overhead in Administration expenses, and the net income due in Accounts Receivable (payable if it is a net loss).  To reflect the legal and contractual arrangements SeaCo does not record the amounts due from customers or amounts due to suppliers as receivables and payables on its balance sheet, as it is GE SeaCo’s responsibility to bill customers and pay suppliers under the EMA.  This accounting approach to the managed fleet mirrors that followed by GE SeaCo, who records the receivable due from customers and payables due to suppliers on its balance sheet.

(e)                                  Accounts Receivable

As noted above, for those containers managed by GE SeaCo, SeaCo’s balance sheet only includes the net receivable due from GE SeaCo on the managed fleet and not the gross amounts receivable from customers.  Provisions and write offs for non-recoverability of receivables from third parties is calculated on a combined fleet basis and then allocated to each of SeaCo, GECC and GE SeaCo, on the proportionate size of their respective fleets.  Consequently, SeaCo, GECC and GE SeaCo share credit risks on unpaid receivables, on the combined fleet operations.  SeaCo’s share of the provision for doubtful accounts and subsequent recoveries for amounts written off is charged/credited to the managed fleet net income calculation as explained above.

As regards the combined credit risk, GE SeaCo extends credit to the customers based upon an evaluation of the customers’ financial condition and credit history and generally does not require collateral.  Due to the large number of customers comprising the combined fleet customer base and their dispersion across different geographical areas, SeaCo’s concentration of credit risk arising from its share of the combined fleet operation is limited unless there is a general failure in the container leasing market.

Amounts are due to SeaCo from GE SeaCo in relation to Termination of the leased fleet at March 31, 2009.  GE SeaCo is consequently an important credit party for SeaCo, and SeaCo’s parent SeaCo Finance Ltd owns a 50% interest in GE SeaCo and appoints Managers to GE SeaCo’s Board.

SeaCo would make provision for amounts due from GE SeaCo if the collection of the full amount was no longer probable.  No such provisions were made at June 30, 2009.

(f)                                    Revenue Recognition

Container Rentals – Container assets are revenue-earning under operating leases.  Rental revenues are recognized on a straight-line basis over the life of the respective lease, including fee days and incentives.  Advanced billings are deferred and recognized in the period earned.  Receivables are reserved when collection is deemed doubtful.  Late charges are recognized when collected.

(g)                                 Revenue Recognition

Other Income - According to the terms of certain leases, lessees may obtain waivers of their obligations to pay for repairs to a container by the agreement to pay a fixed fee which is stipulated in the lease contract.  For such arrangements with a daily fee included in the daily lease rate, income is recognized on a straight-line basis over the life of the respective lease.  For such arrangements with a fee payable at the end of a lease, income is recognized once the fee is billed to the lessee.  SeaCo also receives income from lessees for the moving and handling of containers to the lessee’s location of choice or where SeaCo agrees to accept the drop off of a container at a location other than the originally contractually agreed location.  Charges are according to pre-agreed contractual rates.  Revenue is recognized once the service has been performed.  Whenever repair work on a container is attributable to damage caused by the lessee, the repair cost is recharged to the lessee.  Revenue is recognized once the repair estimate has been agreed by the lessee.

(h)                                 Expense Recognition

Expenses are recorded in the period incurred.

(i)                                     Net Investment in Direct Financing and Sales-type Leases

Represents equipment leased to third parties which is classified as a finance lease.  The amounts are recorded at the aggregate future lease payments, including any purchase options granted to customers.  Interest from these leases is recognized over the term of the lease.  The balance represents the future lease payments receivable discounted by the interest rate implicit in each lease.

(j)                                     Containers, Real Estate and Other Fixed Assets

Containers are recorded at cost being the estimate of the fair value of the containers acquired from SCL at February 11, 2009.  No further container assets have been acquired since that date.

The current estimate of the fair value on acquisition of the SeaCo container fleet as a whole is equivalent to the book value of the container fleet as maintained by SeaCo at the effective date.  As SeaCo maintains records of the original purchase date and costs of the container fleet when acquired by SCL, the SeaCo Group’s accounting policies for deprecation and estimated lives and salvage value have for the present been adopted for these financial results.

Consequently, for these financial results the containers will be depreciated over the estimated average useful life from the date of the original SCL purchase date of the containers to a salvage value.  The estimated useful life is set at 15 years for all containers except for Tanks which are 20 years.  The salvage value is estimated 15% of the original cost to SCL.  It is intended that the above policy on estimated lives, salvage values and resulting deprecation will be further reviewed no later than completing the annual audited accounts for the period ended December 31, 2009.

Containers refurbishment costs which materially extend the original estimated life are capitalized and depreciated over the new remaining life of the container.  Container repair and maintenance costs are expensed as incurred.

Other fixed assets which represents office equipment and IT software are recorded at cost and depreciated over their estimated useful lives by the straight-line method.  The average useful lives of other fixed assets is assessed at three years.

(k)                                  Investment in GE SeaCo

The investment in GE SeaCo has been accounted for as an equity method investment.  It is therefore recorded at the fair value at the date of acquisition, plus SeaCo’s 50% share of the aggregate of GE SeaCo’s net earnings, and SeaCo’s 50% share of net movement in GE SeaCo’s Accumulated Other Comprehensive Income from that date, less dividends received.

(l)                                     Impairment on Long-Lived Assets

In accordance with the SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SeaCo reviews its container assets, by container type.  An impairment, if any, would be recognized when expected future undiscounted operating cash flows of the assets are lower than their carrying value.  In the event that an impairment occurs, the fair value of the related asset is estimated, and SeaCo would record a charge to earnings calculated by comparing the asset’s carrying value to the estimated fair value.  An initial impairment review may be performed prior to completion of the audited financial statements as at December 31, 2009.

(m)                               Foreign Currency Translation

Foreign subsidiary income and expenses are translated into U.S. dollars at the average rates of exchange prevailing during the year.  Foreign currency transactions are translated into the functional currency of the relevant entity at the rates of exchange prevailing at the dates of transaction.  The foreign currency transaction gains and losses are recognized in operations as they occur.  Foreign currency receivables and payables are translated into the functional currency of the relevant entity at the rate of exchange on the balance sheet date and the related translations gains or losses are recognized as earnings or expenses for the year.

(n)                                 Income Taxes

Current income tax is the amount of tax payable or recoverable in respect of the taxable profit or loss for the period.

(o)                                 Deferred Finance Costs

The initial deferred finance costs of $5m represented the cost of arranging the Secured Term Loan.  These costs are amortized on a straight line basis over a period of five years, the term of the Loan.

(p)                                 Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates include, among other, the fair value of the Acquisition Assets, allowance for doubtful accounts, recoverability of loans made, deprecation, taxes and contingencies.

5.                                       Restricted Cash

This represents the cash held in accounts which per the Term Loan Facility can only be used to pay for the administrative costs of the business as agreed with the lenders, and to service the Term Loan in accordance with the “waterfall” arrangements (see note 11).  Of the balance of $29.2m at June 30, 2009, $28.4m was drawn down on July 14, 2009 to pay accrued interest and repay principal on the Secured Term Loan.

6.                                       $40 Million Secured Loan to Sea Containers Ltd (“SCL”)

SeaCo Finance Ltd advanced $40m to SCL under a 15% per annum, secured loan note (the “Loan Note”) to enable SCL to complete its restructuring under the POR. The Loan Note is to be repaid from cash made available from the wind down and liquidation of SCL and various subsidiaries (the “SCL Group”). The Loan Note repayment profile provides that cumulatively $35.9m, at a minimum, is to be repaid by June, 30, 2010; a further $2.1m, at a minimum, is to be repaid by December 31, 2011; with the remainder of the principal outstanding, capitalized interest and final payment fees, if any, to be paid by February 10, 2017.

The Loan Note carries a coupon of 15% per annum, with the interest earned capitalized on an annual basis and added to principle, and a fee of up to $5m paid with the final payment under the Loan Note.

The principle amount of the loan Note, the interest charged, and the final payment fee have been sized to provide a reasonable expectation that all funds not required for the orderly wind down and liquidation of SCL will be paid to the Company pursuant to the Loan Note. The sizing of the Loan Note means that there is uncertainty over whether SCL will generate sufficient cash flows to pay all the obligations under the Loan Note; including repayment of all the principle, capitalized interest, and fees.

As at June 30, 2009, SCL had repaid $32.7m of the principal due under the Loan Note.

Due to the uncertainty over the repayment of full amounts outstanding, no capitalized interest or fee income has been recognized in these financial results as at June 30, 2009.

7.                                       Accounts Receivable

$m
Amount due from GE SeaCo for the managed fleet and net proceeds for disposed containers	9.6
Amount due from GE SeaCo for the MLA Termination Fee	7.3
Other receivables	0.3
Total	17.2

8.                                       Containers at Cost Less Accumulated Depreciation

$m
Containers acquired for SCL at fair value as at February 11, 2009	97.9
Depreciation	(4.5)
Disposals	(8.4)
Net book value at June 30, 2009	85.0

9.                                       Investment in GE SeaCo

$m
Quotas and units acquired at cost	147.6
50% share of consolidated and combined net earnings of GE SeaCo from February 11, 2009 to June 30, 2009 before MLA Termination fee on leased fleet	7.0
50% share of the movement on GE SeaCo’s Accumulated and other Comprehensive Income from February 11, 2009 to June 30, 2009	7.3
MLA Termination Fee transferred to receivables on March 31, 2009	(11.8)
Investment in GE SeaCo June 30, 2009	150.1

On March 31, 2009, the MLA with GE SeaCo was terminated, triggering a Termination Fee payable to SeaCo of $11.8m.  This was recorded as a reduction in the SeaCo’s investment in GE SeaCo B quotas.  $4.5m of the termination fee was paid at March 31, 2009 and the remainder balance due of $7.3m is held in Accounts receivable.

10.                                 Secured Term Loan

On February 10, 2009, SeaCo Finance borrowed $127 million under a five year Term Loan Facility, guaranteed by SeaCo and its other subsidiaries.

The purpose of the loan was to (a) fund the $77 million cash payment as partial consideration for the SCL Acquisition assets; (b) loan $40 million to SCL to enable it to complete its restructuring; (c) fund $5 million finance transaction costs; and (d) provide $5 million working capital for the SeaCo Group.

The loan is repaid on a “waterfall basis”. All monies received by SeaCo Finance from its trading activities, receivables, disposal of assets and repayment of the SCL Loan Note,

net of an allowance for the administration expenses of the business, are paid to service the loan.

The loan is secured by substantially all the assets of SeaCo Finance including its containers, cash and the Loan Note, and is guaranteed and secured by SeaCo and all its other subsidiaries.  Although the lenders under the Term Loan Facility have security interests in the members of the SeaCo Group that own the GE SeaCo quotas and units, the lenders do not have security interests in the GE SeaCo quotas and units themselves. Should the loan default and the loan fail to be repaid within a specified period of time after SeaCo Finance has been notified by the lenders that they desire for the container assets of SPC to be liquidated, then the lenders have the right to instruct SeaCo Finance to cause the sale of the GE SeaCo quotas and units. These instruction rights are in turn subject to the various existing rights that GECC has in relation to any disposal of the GE SeaCo quotas and units, including a right of first offer and tag along rights.

The loan contains a financial covenant of a maximum ratio for advance outstanding divided by the book value of the container assets. For this purpose the container assets are the containers, the finance loan receivables, container related receivables and certain other items.

These advances rate ratios are preset and reduce over the term of the loan on six month step downs in June and December each year.  The value of container asset will also reduce over time through depreciation and the disposal of containers. These two factors drive a minimum repayment profile for the loan.  The Term Loan Facility also includes among other event of default provisions, a cross default clause whereby a an acceleration of indebtedness owed by GE SeaCo in excess of $50 million arising from a default under any covenant or other agreement will cause a cross default with respect to the Term Loan Facility

As of the date of these financial results SeaCo Finance was compliant with the terms of the Term Loan Facility.

Interest on the Term Loan Facility is set at a margin of 6.4% for the first six months over US LIBOR (or lenders cost of funds if higher than LIBOR), reducing then to a margin of 6.15% and thereafter reducing progressively as the advance rate reduces over time.

11.                                 Share Capital

SeaCo Ltd was incorporated under the laws of the Island of Bermuda on August 22, 2008, with an authorized share capital of US$100 divided into 10,000 shares of par value of US$0.01 each, subsequently split to 100,000 shares of par value US$0.001 each.

The company increased its authorized share capital to US$ 1,500,000 divided amongst two classes of shares as follows; (1) 1,499,999,995 common shares of par value US$ 0.001 each (the “common shares”) and (ii) five (5) preference shares of par value US$ 0.001 each (the “preference shares”).

Five (5) of the preference shares are designated Series A Preference shares (the “Special Shares”). The special shares give particular voting rights as set out in the bye-laws of the company, are not entitled to dividends, and are only entitled to receive an amount equal to the par value paid up in the event of a winding up and dissolution of the company.

On August 22, 2009, SeaCo issued 100,000 common shares of US$0.001 par value each. On February 11, the company issued a further 728,430,849 common shares of US$0.001 par value each, and five (5) Special shares of US$0.001 par value each for an aggregate consideration of $728,431.

The shares were issued and allocated in accordance with the terms of SCL as amended in the POR dated November 23, 2008.

Of the 728,530,844 common shares issued a number are held in various trusts or accounts, as described in the POR including the following:

69,000,000 Common Shares	Equalization Escrow Account
19,533,073 Common Shares	Equalization-Related Employee Claim Trust
21,115,000 Common Shares	Disputed Claims Reserve

The Common Shares deposited in the Equalization Escrow Account, Equalization-Related Employee Claim Trust and Disputed Claims Reserve will be distributed, or cancelled, in accordance with the terms of the POR (Article IV.B.5 and Article IX.B.3 of the POR provide more details on these matters).   The final status of the shares has not yet been determined.

The secured term loan facility (see Note 10) provides in an event of default for an equity conversion option.  SeaCo has reserved and will keep available 145,706,169 of authorized but unissued common shares of par value $0.001, which is an amount sufficient to permit the execution of the equity conversion option should the situation arise.

The Company’s Common Shares, which are issued in book entry form through the Depositary Trust Company, are currently not listed on any stock exchange. The Company may in the future consider listing the Common Shares, although there can be no assurance or guarantee that such event shall occur.

Any person or group wishing to acquire beneficial ownership of 10% or more of SeaCo’s Common Shares must obtain the prior written approval of the Bermuda Monetary Authority (the “BMA”).  It is the shareholders responsibility to comply with the rules of the BMA.

13.           Additional Paid in Capital

The Additional Paid in Capital accounts represent the increment of the fair value of the shares issued on consideration for the SCL Acquisition assets over the par value of the shares issued.

$m
Fair value of asset acquired	265.7
Cash consideration	(77.0)
Consideration paid by shares	188.7
Par value of shares	0.7
Additional Paid in Capital	188.0

C.            SEACO FINANCIAL PROJECTIONS 2009 AND 2010

The Financial Projections consist of: (a) unaudited consolidated proforma balance sheets as of December 31, 2009 and 2010; (b) unaudited consolidated income statement and cash flow statement projections for the 10½ month period from the Effective Date to December 31, 2009, and for the year ending December 31, 2010, and notes thereto.

The Financial Projections reflect SeaCo’s current estimate of the expected consolidated financial position, results of operations, and cash flows of SeaCo.  Accordingly, the Financial Projections reflect the SeaCo’ current assessment as to the occurrence or non-occurrence of certain future events, and of expected future operating performance and business conditions, which are subject to change.

The financial projections have been prepared by SeaCo management.  The financial projections were not prepared to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants and the Rules and Regulations of the United States Securities and Exchange Commission.  SeaCo independent accountants have neither examined nor compiled the financial projections and accordingly, do not express an opinion or any other form of assurance with respect to the financial projections, assume no responsibility for the financial projections and disclaim any association with the financial projections.  Except for purposes of this submission SeaCo does not publish financial projections of their anticipated financial position or results of operations.

Moreover, the financial projections contain certain statements that are “forward-looking statements” within the meaning of the private securities litigation reform act of 1995.  These statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of SeaCo, the repayment of Loan and Interest by SCL, achieving operating efficiencies, currency exchange rate fluctuations, maintaining good employee relations, existing and future governmental regulations and actions of governmental bodies, natural disasters and unusual weather conditions, acts of terrorism or war, industry-specific risk factors and company specific risk factors as further set out in Article VII Clause C of SCL’s disclosure statement to its POR and other market and competitive conditions.  Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and SeaCo undertakes no obligation to update any such statements.

The financial projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions which, though considered reasonable by SeaCo, may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market, and financial uncertainties and contingencies, many of which are beyond SeaCo’s control.  SeaCo cautions that no representations can be made or are made as to the accuracy of the financial projections or to SeaCo’s ability to achieve the projected results.  Some assumptions inevitably will be incorrect. Moreover, events and circumstances occurring subsequent to the date on which the financial projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner.  SeaCo does not intend and undertakes no obligation to update or otherwise revise the financial projections to reflect events or circumstances existing or arising after the date the financial projections are initially filed or to reflect the occurrence of unanticipated events.  The financial projections therefore, may not be relied upon as a guaranty or other assurance of the actual results that will occur.

Unaudited Projected Condensed Consolidated Balance Sheet to December 31, 2009 and 12 months to December 31, 2010

US$’000	Period to December 31, 2009	12 months to December 31, 2010
Assets
Cash and cash equivalents	4,137	4,177
Restricted cash	10,016	7,432
Accounts receivable, net of allowances for doubtful accounts	15,530	8,338
Loan to SCL	—	—
Net investment in direct financing and sales type leases	2,618	556
Containers held for sale	5,009	3,255
Prepaid expenses, and other current assets	125	85
Total current assets	37,435	23,843

Containers- at cost, less accumulated depreciation	66,049	42,758
Other fixed assets	43	31
Net investment in direct financing and sales type leases	—	—
Loan to GE SeaCo due in more than one year	—	250
Investment in GE SeaCo	153,844	162,141
Other assets (deferred finance charges)	3,990	2,990
Total assets	261,361	232,013

Liabilities and Shareholders Equity

Liabilities
Accounts payable and accrued liabilities	1,593	508
Amount due on secured term loan	55,715	19,520
Total liabilities	57,308	20,028

Shareholders’ Equity
Common and Preference shares at par	729	729
Additional paid in capital	188,040	188,040
Retained earnings	7,945	15,877
Accumulated other comprehensive income	7,339	7,339
Total shareholders’ equity	204,053	211,985
Total liabilities and shareholders’ equity	261,361	232,013

Unaudited Projected Condensed Consolidated Statement of Operations for the period February 11, 2009 to December 31, 2009 and 12 months to December 31, 2010

US$’000	Period to December 31, 2009	12 months to December 31, 2010

Revenue	30,786	28,000

Expenses
Depreciation	(9,599)	(7,818)
Operating costs excluding depreciation	(9,365)	(10,182)
Administrative expenses	(8,318)	(7,534)
Amortisation of debt issuance costs	(1,000)	(1,000)
Gain/(Loss) on disposal containers	(810)	—
Share of GE SeaCo earnings	10,795	8,047
Income from operations	12,489	9,513

Interest expenses	(5,697)	(2,640)
Interest income	1,153	1,139
Foreign exchange gains	56	—
Earnings before income taxes	8,001	8,012
Provision for income taxes	(56)	(80)
Net earnings	7,945	7,932
Retained earnings brought forward	—	7,945
Retained earnings carried forward	7,945	15,877

Unaudited Projected Condensed Consolidated Statement of Cash Flows for the period February 11, 2009 to December 31, 2009 and 12 months to December 31, 2010

US$’000	Period to December 31, 2009	12 months to December 31, 2010

Cash flows from operations	7,945	7,932
Net earnings

Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	10,599	8,818
(Profit)/loss on disposal of containers	810	—
Other non-cash items	(11,546)	(8,047)
Decrease/(increase) in receivables and prepayment	352	7,232
(Decrease)/increase in accounts payable and accrued liabilities	1,043	(1,085)
Total adjustments	1,258	6,918
Net cash provided by operating activities	9,203	14,850

Cash flows from investing activities:
Cash consideration for SCL Acquisition Assets	(77,000)	—
Proceeds from disposal of containers	16,412	17,247
MLA termination fee	11,799	—
Purchase of fixed assets	(4)	(8)
Loan to SCL	(40,000)	—
Investment in GE SeaCo	—	(250)
Loan to GE SeaCo	—	(250)
Restricted Cash	(10,016)	2,584
Net cash used in investing activities	(98,809)	19,323

Cash flows from financing activities:
Issue of share capital	729	—
Decrease/(increase) in finance receivables	2,299	2,062
Amount raised from term loan (net of finance costs) less repayments	50,715	(36,195)
Repayment of loan from SCL	40,000	—
Net cash provided by financing activities	93,743	(34,133)

Net increase/(decrease) in cash and cash equivalents	4,137	40
Cash and cash equivalents, beginning of year	—	4,137
Cash and cash equivalents, end of period	4,137	4,177

Unaudited Consolidated Financial Projection Assumptions

SeaCo Operations

It is assumed that SeaCo’s principal activities will continue to be the owning and leasing of marine containers, managed through GE SeaCo.  In addition, SeaCo’s other primary source of revenue will be as a result of its equity ownership in GE SeaCo.

Unaudited Consolidated Balance Sheet Projection Assumptions

1.                                       Cash and Cash Equivalents

A cash balance of $4m plus interest therein is assumed held for working capital needs.  All cash generated beyond this and not required for the general management and administrative function of SeaCo will be used to service the Term Loan, in accordance with the waterfall arrangements of the Loan.

2.                                       Accounts Receivable net of allowance for doubtful accounts

Accounts receivable represent amounts due from GE SeaCo for EMA income and disposal proceeds for SeaCo containers.  These are settled one quarter in arrears.  It is assumed that the amount due for the MLA Termination Fee will be repaid in 2010.

3.                                       Loan to SCL

The amount of the SCL loan will diminish as cash is paid to SeaCo by SCL from funds repatriated to SCL from the wind-down of the Non-Debtor Subsidiaries.  The Financial Projections assume that the SCL loan principal balance will be repaid in full by December 31, 2010 with interest earned of $1.9m paid by this date.  Due to the uncertainty of repayment interest and fee income on this loan is recognized on a cash received basis.

4.                                       Net Investment in direct financing and sales-type leases

The projections assume timely payment based on the existing lease contract terms.  The projections only include the sales-type leases acquired and do not reflect the entering into of any material new sales-type leases after June 30, 2009.

5.                                       Containers

Container assets are shown net of accumulated depreciation.  The Financial Projections assume container disposals, at net book value, of $16.7m during the 10½ month period to December 31, 2009, and $17.2m during the year ended December 31, 2010.  The projections include an assumption to cease depreciation on a container at the time management determines the container should be held for sale.  Actual container disposals may result in gains or losses.

6.                                       Other Assets

These debt issuance costs in connection with the Exit Facility are amortized over the contractual period of the Exit Facility of five years.

7.                                       Investment in GE SeaCo

The equity investment in GE SeaCo is adjusted to reflect SeaCo’s 50% share in GE SeaCo’s earnings and movement in GE SeaCo’s Accumulated Other Comprehensive Income.  The assumptions do not anticipate any impairment.  The assumption also includes an obligation to make an investment and loan of $250,000 each to GE SeaCo America; this is forecast for 2010.

8.                                       Debt

The Term Loan is repaid under the waterfall arrangement, whereby all cash generated by SeaCo, beyond the $4m working capital balance, and an agreed allowance to pay administration costs is required to service the Term Loan.  The calculated repayment of the Term Loan is therefore a result of the estimate of the cash flows generated by SeaCo and paid through the waterfall arrangement over this period.

Unaudited Consolidated Income Statement Projection Assumptions

1.                                       Revenues

Revenue in these Financial Projections represents the estimated gross rental and other income generated from SeaCo’s owned containers, managed by GE SeaCo under the EMA.  GE SeaCo acting on behalf of SeaCo will enter into leases with ocean carriers, principally as lessor in operating leases, for marine cargo equipment.

Revenues have been recognized on a straight-line basis over the life of the respective lease.

Container per-diem rates, utilization assumptions, and estimates of other income, for example, repair charges, have been based on information which management believes to be a reasonable indication of per-diem and utilization rates and other income for SeaCo containers during the Financial Projection periods presented.

2.                                       Operating Expenses

Operating expenses include:

(a)                                  Operating expenses incurred by GE SeaCo in managing SeaCo’s owned container fleet, which are reimbursed by SeaCo, as the container owner and, thus, the ultimate obligor.  Such expenses are directly attributable to the container operations and include insurance, handling positioning, inspections, recovery, storage, and repairs; and

(b)                                 Management fees payable to GE SeaCo for SeaCo projected at 3.1% of the gross lease revenue earned on SeaCo.

3.                                       Selling, General and Administrative Expenses

(a)                                  Selling, general, and administrative expenses incurred by GE SeaCo on SeaCo’s behalf. These expenses represent SeaCo’s allocation on a proportionate basis to all fleets managed by GE SeaCo.  The amounts have been determined based upon financial information which management believes to be reasonable.  The forecast assumes $5.4m in 2009 and $5.1m in 2010; and

(b)                                 The expenses for the general management and administrative functions of SeaCo, including finance and accounting, information technology, legal, and office rental expense. The forecast assumes $3.0m in 2009 and $2.4m in 2010.  The estimate does not include provision for any exceptional costs; for example litigation costs or transaction costs that would arise if the SeaCo sought to list its securities.

4.                                       Depreciation

Container assets in the SeaCo are depreciated over a 15-year life (20 years for tank containers) of 15% on the original cost when acquired by SCL.  This is made up of two mattes from the date of original build, on a straight-line basis, to a residual value amount.

Actual depreciation will depend on the age, type, and condition of containers held in the fleet at the relevant dates.  The Financial Projections assume no further capital expenditures within SeaCo.

5.                                       Equity in Earnings of GE SeaCo

This represents SeaCo’s 50% share of GE SeaCo income on an after-tax basis for the projection periods.  The amounts are based on estimated results and are dependent on the future financial performance of GE SeaCo.

6.                                       Interest Expense and Income

Interest expense arises on the Term Loan.  The Financial Projections assume cash in excess of working capital needs of $4m are used to repay the Term Loan.  The actual interest expense during the period covered in the Financial Projections is dependent on the amount of the actual repayment of the Term Loan and prevailing interest rates.

The SCL loan is interest bearing at 15% of the outstanding.  Actual recovery of the interest income though depends on SCL obtaining sufficient cash from the wind down of its subsidiaries to pay the interest.  Interest income is therefore only forecast on an estimated cash recovery basis.  The Financial Projections have assumed an amount of $1.9m interest will be paid over the projected period.

Interest income has been estimated on the sales-type lease receivable for the difference between the present value of minimum lease payments on acquisition and the payments expected to be received.  Interest income is also received on the $4m working capital balance.

7.                                       Taxation

SeaCo is domiciled in Bermuda and will therefore not be subject to income taxes.   Consequently, no provision for income taxes has been made for the periods under projection, except for an amount associated with taxable income in the United Kingdom relating to the administrative services provided to SeaCo from the UK.

8.                                       Shareholders Equity

SeaCo does not expect to declare or pay cash dividends for the periods covered in the Financial Projections.  The provision of the Term Loan limit SeaCo’s ability to pay dividends.  It is also assumed that no cash dividends will be received from SeaCo’s investment in GE SeaCo during the period covered by the Financial Projections.

SeaCo Ltd (Company Only) Unaudited Financial Results and Projections

US$’000	June 2009	Projected December 31, 2009	Projected December 31, 2010

Investment in SeaCo Finance Ltd	188,769	188,769	188,769
Total Assets	188,769	188,769	188,769

Liabilities	—	—	—

Share Capital	729	729	729
Additional Paid in Capital	188,040	188,040	188,040
	188,769	188,769	188,769

N.B. No dividends are expected to be paid by SeaCo Finance Ltd over the forecast period.  SeaCo Ltd is also not currently projected to make any further investments in either SeaCo Finance Ltd or any other company or dispose of SeaCo Finance Ltd over the forecast period.